
06061478


SEC MAIL
RECEIVED
PROCESSING
NOV 0 6 2006
WASH. DC
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NEW WESTFIELD FINANCIAL, INC.

Exact name of registrant as specified in charter

0001157647

Registrant CIK Number

EXHIBIT 99.2 OF FORM S-1

Electronic report, schedule or registration statement of which the document is a part
(give period of report)

333-137024

SEC file number, if available

N/A

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westfield, Commonwealth of Massachusetts, on November 3, 2006.

New Westfield Financial, Inc.

By: 
Michael J. Janosco, Jr.
Chief Financial Officer

PRO FORMA VALUATION UPDATE REPORT

WESTFIELD FINANCIAL, INC.

HOLDING COMPANY FOR
WESTFIELD BANK
Westfield, Massachusetts

Dated As Of:
October 13, 2006


SEC MAIL
PROCESSING
RECEIVED
NOV 0 6 2006
WASH. D.C.
190
SECTION

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

October 13, 2006

Board of Directors
Westfield MHC
Westfield Financial, Inc.
Westfield Bank
141 Elm Street
Westfield, Massachusetts 01085-2980

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Westfield Financial, Inc., Westfield Massachusetts ("Westfield Financial" or the "Company") in connection with the mutual-to-stock conversion of Westfield, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.65% of the common stock of Westfield Financial (the "MHC Shares"), the mid-tier holding company for Westfield Bank, Westfield, Massachusetts (the "Bank"). The remaining 42.35% of Westfield Financial's common stock is owned by public stockholders. Westfield Financial, which completed its initial public stock offering on December 27, 2001, owns 100% of the common stock of the Bank. It is our understanding that Westfield Financial will offers its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to Westfield Financial Stockholders as of the Record Date, members of the local community and the public at large.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation ("FDIC") and the Massachusetts Division of Banks (the "Division") in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated August 4, 2006 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Westfield Financial's financial condition, including financial data through

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209

Telephone: (703) 528-1700
Fax No.: (703) 528-1788

September 30, 2006; (2) an updated comparison of Westfield Financial's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Plan of Conversion and Stock Issuance

On June 20, 2006, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Stock Issuance (the "Plan"), pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. Pursuant to the Plan, Westfield Financial, which owns 100% of the Bank, will be succeeded by a new Massachusetts corporation named New Westfield Financial, which will change its name to Westfield Financial after the completion of the conversion. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Westfield Financial currently owned by the MHC. As of June 30, 2006, the MHC's ownership interest in Westfield Financial approximated 57.65%. The Company will also issue shares of its common stock to the public stockholders of Westfield Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Westfield Financial common stock as owned immediately prior to the conversion. As of September 30, 2006, the public stockholders' ownership interest in Westfield Financial approximated 42.35%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Company as of September 30, 2006, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

Table 1 presents summary balance sheet and income statement data through September 30, 2006. The overall composition of the Company's updated balance sheet was generally comparable to the June 30, 2006 data, with the Company experiencing a modest amount of asset growth during the three month period. Consistent with recent trends, the balance sheet was largely funded by deposits, which funded growth of both loans and investments.

Growth Trends

The Company's total assets increased by $19.5 million over the three months ended September 30, 2006. The balance of loans decreased modestly during the three month period which is primarily attributable to the payoff of $18.2 million in commercial loans. The balance of cash and investments increased reflecting normal fluctuations of cash and liquidity, including the proceeds from loan principal repayments and the proceeds from deposit and borrowing growth. The Company's deposits increased by $2.4 million while borrowed funds increased reflecting the addition of FHLB advances and customer repurchase agreements. Equity increased by $1.6 million from June 30, 2006, to September 30, 2006, largely as a result of interim earnings.

Loan Receivable

Loans receivable decreased from $386.5 million, as of June 30, 2006, to $379.8 million, as of September 30, 2006, and the proportion to total assets diminished modestly. The decrease was primarily the result of the payoff of $18.2 million in commercial loans involving 11 relationships that either sold the real estate collateral securing the loan and/or as entire businesses were sold to concerns headquartered outside of the Company's market area.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities ("MBS") increased modestly overall during the three months ended September 30, 2006, to equal $410.6 million in aggregate, or 49.0% of assets. The securities portfolio is primarily comprised of mortgage-backed securities, along with securities issued by government-sponsored enterprises and municipal bonds.

Table 1
Westfield Financial, Inc.
Recent Financial Data

	At June 30, 2006		At September 30, 2006	
	Amount ($000)	% of Assets (%)	Amount ($000)	% of Assets (%)
Balance Sheet Data				
Assets	$817,936	100.00%	$837,465	100.00%
Loans receivable (net)	386,494	47.25%	379,751	45.35%
Cash and cash equivalents	17,543	2.14%	30,839	3.68%
Investment securities (AFS)	35,180	4.30%	36,677	4.38%
Investment securities (HTM)	75,351	9.21%	78,320	9.35%
Mortgage-backed securities (AFS)	103,986	12.71%	111,739	13.34%
Mortgage-backed securities (HTM)	152,418	18.63%	153,036	18.27%
Deposits	635,720	77.72%	638,104	76.19%
Customer repurchase agreements	14,404	1.76%	20,027	2.39%
Federal Home Loan Bank advances	45,000	5.50%	55,000	6.57%
Total equity	115,469	14.12%	117,026	13.97%

	12 Months Ended June 30, 2006		12 Months Ended September 30, 2006	
	Amount ($000)	% of Avg. Assets (%)	Amount ($000)	% of Avg. Assets (%)
Summary Income Statement				
Interest Income	$39,795	4.88%	$41,019	5.01%
Interest Expense	(16,208)	-1.99%	(17,838)	-2.18%
Net Interest Income	$23,587	2.89%	$23,181	2.83%
Provision for Loan Losses	(475)	-0.06%	(425)	-0.05%
Net Interest Income after Provisions	$23,112	2.84%	$22,756	2.78%
Other Operating Income	3,549	0.44%	3,507	0.43%
Operating Expense	(18,781)	-2.30%	(19,044)	-2.32%
Net Operating Income	7,880	0.97%	7,219	0.88%
Net Non-Operating Income	-	0.00%	(378)	-0.05%
Net Income Before Tax	7,880	0.97%	6,841	0.84%
Income Taxes	(2,010)	-0.25%	(1,693)	-0.21%
Net Income (Loss)	$5,870	0.72%	$5,148	0.63%
Core Net Income (Loss)	$5,870	0.72%	$5,378	0.66%

Source: Westfield Financial's audited and unaudited financial statements and RP Financial calculations.

Funding Structure

Deposit balances increased by $2.4 million over the three months ended September 30, 2006, to equal $638.1 million, or 76.2% of total assets. The increase in deposits was primarily the result of an increase in time deposits as some customers have been motivated to shift funds out of core deposits as market interest rate levels (and the rate paid on CDs) has increased. Borrowed funds also increased modestly as management sought to pre-fund a portion of the offering proceeds and as customer repurchase agreements in conjunction with the ongoing development of commercial account relationships.

Equity

Equity increased by nearly $1.6 million over the three months ended September 30, 2006 to equal $117.0 million, or 13.97% of assets. The change is primarily comprised of net income of $3.5 million for the nine months ended September 30, 2006, the net repurchase of 25,845 shares of common stock for $726,000 and the declaration and payment by the Board of Directors of regular and special dividends amounting to $2.5 million.

Income and Expense Trends

The Company's trailing 12 month earnings decreased in the most recent period, from $5.870 million for the 12 months ended June 30, 2006, to $5.148 million for the 12 months ended September 30, 2006, as net interest income eroded and the Company's operating costs continue to increase. The decline in net income is partially attributable to a net loss of $378,000 on the sale of fixed assets, which was the result of the sale of a building which housed a former Westfield Bank branch.

Net Interest Income

The Company's net interest income decreased for the most recent trailing 12 month period both in dollar terms and as a percent of average assets. Specifically, net interest income decreased by $406,000 to equal $23.2 million, while the net interest income ratio decreased by 6 basis points to 2.83% for the most recent period. The reduction in the ratio of net interest income to average assets primarily reflects the impact of increasing funding costs.

Loan Loss Provisions

Provision for loan losses decreased by $50,000, to equal $425,000 for the 12 months ended September 30, 2006. The provision was decreased based upon the changes that occurred in the loan portfolio during that period. The changes include partially replenishing the net charge-offs for the same period, tempered by a reduction in nonperforming loans and relative stability in the balances in the loan portfolio.

Non-Interest Income

Non-interest income decreased modestly for the most recent period to equal $3.5 million, or 0.43% of average assets.

Operating Expenses

As discussed in the Original Appraisal, operating expenses have been increasing for the Company over the last several years, both on a dollar basis and measured as a percent of average assets. The Company's operating expenses have increased due to moderate asset growth and the emphasis on building commercial account relationships.

The Company's operating expenses increased from $18.8 million (2.30% of average assets) for the twelve months ended June 30, 2006, to $19.0 million (2.32% of average assets) for the twelve months ended September 30, 2006. As indicated earlier, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Salaries and benefits increased due to hiring additional personnel and normal salary increases. The requirement to expense stock based compensation related to stock options became effective for the Company on January 1, 2006, which also contributed to the increase in operating expenses.

Non-Operating Income/(Expense)

The net loss of $378,000 on the sale of fixed assets reported for the three months ended September 30, 2006, was the result of the sale of a building that housed a former Westfield Bank branch. This loss is considered non-recurring in nature and will be excluded from earnings in the derivation of the core earnings valuation base.

Efficiency Ratio

The Company's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 71.4% for the 12 months ended September 30, 2006, reflects an increase (i.e., deterioration) from the 69.2% ratio for the 12 months ended June 30, 2006, primarily reflecting an increase in operating expenses.

Taxes

The Company's tax rate approximated 24.8% for the 12 months ended September 30, 2006, compared to 25.5% for the 12 months ended June 30, 2006.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group is comprised of the same ten publicly-traded full stock companies as were employed in the Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company's interest-earning asset composition continued to reflect a lower level of loans (45.4% of assets for the Company versus 63.5% for the Peer Group) and a higher level of cash, MBS and investments (49.0% for the Company versus 32.2% for the

Peer Group). The Company's funding composition continued to reflect a higher proportion of deposits in comparison to the Peer Group (76.2% of assets for the Company versus 68.2% of assets for the Peer Group). Comparatively, borrowings accounted for a lower portion of the Company's interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 9.0% and 18.3% for Westfield Financial and the Peer Group, respectively.

The Company's equity-to-assets ratio of 14.0% was above the Peer Group's average net worth ratio of 12.1%. All of the Company's equity consisted of tangible equity while intangibles maintained by the Peer Group equaled 1.4% of assets, translating into a tangible equity-to-assets ratio of 10.7% on average for the Peer Group. On a post-conversion basis with the addition of offering proceeds, the pro forma capital position will substantially exceed the Peer Group's ratio. The increased equity is anticipated to enhance the Company's earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in the Company's return on equity ("ROE"), based on both reported and core earnings.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period for which data is publicly available for the Company and the Peer Group. Westfield Financial posted comparatively modest asset growth in comparison to the Peer Group, at 3.08% and 10.13%, respectively. Importantly, the Peer Group's growth rates were skewed upward by comparatively strong growth rates posted by Legacy Bancorp which completed its standard conversion over the last twelve months and Berkshire Hills Bancorp which completed an acquisition. The Company's comparatively modest growth is reflective of the intent to focus efforts on first restructuring the portfolio through expansion of commercial lending rather than merely focusing on growth of total assets. Accordingly, the Company's loan balances diminished slightly over the last twelve months as compared to loan growth of 12.90% for the Peer Group on average. MBS, cash and investments increased at a 4.71% rate for the Company and increased by 4.24% for the Peer Group.

The growth rate of deposits for the Company continues to fall below the Peer Group average while the rate of borrowings growth exceeded the Peer Group average.

The Company's capital declined by 0.61% as compared to slight growth of less than 2% for the Peer Group based on the average. Reduction of the Company's equity and the modest growth for the Peer Group reflects the adoption of dividend and capital management strategies by both the Company and the Peer Group.

Income and Expense Trends

Westfield Financial and the Peer Group reported profitability ratios of 0.63% and 0.57%, respectively, for the most recent 12 month period (see Table 3). The Company's earnings were relatively comparable to the Peer Group average in all key areas of core earnings. However, the Peer Group reported modestly lower operating expenses which were partially offset by its higher average tax rate. Importantly, the Peer Group's earnings were impacted by non-operating expenses to a greater extent than the Company.

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2006

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Westfield Financial, Inc.																				
September 30, 2006	3.7%	45.3%	45.4%	76.2%	9.0%	0.0%	14.0%	0.0%	14.0%	0.0%	3.08%	4.71%	-0.20%	1.95%	21.72%	-0.61%	-0.61%	14.04%	14.04%	25.22%
All Public Companies																				
Average	3.7%	22.0%	69.0%	67.3%	19.4%	0.7%	11.2%	1.0%	10.2%	0.0%	9.86%	1.06%	13.08%	9.87%	9.99%	4.00%	2.17%	10.00%	9.91%	17.13%
Medians	2.7%	19.3%	70.7%	69.2%	18.6%	0.0%	9.6%	0.2%	8.4%	0.0%	6.17%	-2.35%	11.18%	5.68%	7.82%	2.40%	2.05%	8.77%	8.70%	14.27%
State of MA																				
Averages	5.3%	25.9%	64.6%	69.2%	17.2%	0.3%	12.6%	1.1%	11.6%	0.0%	11.39%	8.46%	13.11%	10.74%	9.05%	0.33%	3.38%	12.48%	11.70%	19.04%
Medians	3.5%	20.1%	69.9%	71.9%	16.4%	0.0%	11.7%	0.1%	10.3%	0.0%	5.01%	0.72%	6.74%	3.64%	11.85%	-0.57%	1.16%	11.20%	10.95%	16.60%
Comparable Group																				
Averages	5.3%	26.9%	63.5%	68.2%	18.3%	0.7%	12.1%	1.4%	10.7%	0.0%	10.13%	4.24%	12.90%	10.52%	7.09%	1.19%	4.12%	11.84%	11.30%	18.95%
Medians	3.2%	19.9%	70.1%	70.3%	18.8%	0.3%	11.0%	0.4%	7.8%	0.0%	5.00%	-1.04%	6.74%	3.64%	11.85%	0.25%	1.20%	9.89%	10.30%	15.19%
Comparable Group																				
BFBC Benjamin Frkln Bncrp Inc of MA(3)	8.6%	15.6%	68.8%	72.8%	13.3%	1.0%	12.1%	4.2%	7.9%	0.0%	4.98%	18.65%	1.68%	4.94%	11.34%	-0.57%	1.19%	9.89%	9.89%	15.19%
BHLB Berkshire Hills Bancorp of MA	1.4%	20.1%	69.9%	70.5%	16.4%	0.8%	12.0%	4.8%	7.2%	0.0%	58.88%	14.23%	69.73%	71.18%	11.85%	NM	22.51%	7.90%	NA	10.70%
BRKL Brookline Bancorp, Inc. of MA	5.5%	17.2%	73.6%	51.8%	20.5%	0.5%	26.3%	2.0%	24.3%	0.0%	2.66%	-4.63%	5.45%	1.58%	15.09%	-3.56%	-3.27%	20.40%	20.40%	26.36%
CEBK Central Bncrp of Somerville MA	2.9%	19.6%	75.2%	71.9%	19.4%	1.0%	7.2%	0.4%	6.8%	0.0%	5.03%	-2.01%	6.92%	18.07%	-24.01%	2.48%	2.64%	NA	8.07%	13.09%
HIFS Hingham Inst. for Sav. of MA	2.6%	15.6%	78.6%	59.5%	32.2%	0.0%	7.7%	0.0%	7.7%	0.0%	14.19%	1.54%	18.00%	8.06%	29.20%	9.74%	9.74%	NA	7.96%	13.48%
LSBX LSB Corp of No. Andover MA	2.2%	51.6%	43.6%	55.5%	33.3%	0.0%	10.3%	0.0%	10.3%	0.0%	-2.63%	-7.86%	3.45%	0.35%	-7.70%	-3.54%	-3.54%	NA	10.70%	19.49%
LEGC Legacy Bancorp, Inc. of MA(3)	3.5%	22.2%	70.3%	61.3%	19.4%	0.0%	18.5%	0.4%	18.1%	0.0%	16.34%	38.87%	9.57%	0.82%	-2.83%	NM	NM	13.00%	13.00%	19.90%
MASB MassBank Corp. of Reading MA	20.0%	52.2%	24.8%	87.1%	0.0%	0.0%	11.7%	0.1%	11.6%	0.0%	-8.33%	-8.58%	-3.51%	-7.44%	NM	-3.30%	-3.34%	NA	12.38%	40.20%
MFLR Mayflower Co-Op. Bank of MA	2.8%	36.8%	56.7%	81.6%	10.3%	0.0%	7.6%	0.0%	7.5%	0.0%	3.76%	-0.09%	6.56%	2.34%	17.68%	1.07%	1.14%	NA	NA	NA
NHTB NH Thrift Bancshares of NH	3.4%	17.6%	73.3%	70.0%	18.2%	3.2%	7.4%	1.9%	5.5%	0.0%	6.48%	-7.70%	11.12%	5.29%	13.21%	7.23%	10.01%	8.03%	8.03%	12.18%

(3) Growth rates have been derived from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2006

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Westfield Financial, Inc.																			
September 30, 2006	0.63%	5.01%	2.18%	2.83%	0.05%	2.78%	0.00%	0.00%	0.43%	0.43%	2.32%	0.00%	-0.05%	0.00%	5.33%	2.73%	2.60%	$5,546	24.75%
All Public Companies																			
Averages	0.66%	5.21%	2.37%	2.84%	0.10%	2.69%	0.05%	0.00%	0.68%	0.65%	2.47%	0.03%	0.05%	0.00%	5.64%	2.80%	2.84%	5456.00%	33.97%
Medians	0.67%	5.16%	2.39%	2.85%	0.06%	2.71%	0.00%	0.00%	0.48%	0.50%	2.38%	0.00%	0.00%	0.00%	5.55%	2.78%	2.88%	4586.00%	33.77%
State of MA																			
Averages	0.51%	4.91%	2.06%	2.85%	0.06%	2.79%	0.02%	0.00%	0.49%	0.51%	2.17%	0.03%	-0.19%	0.00%	5.22%	2.43%	2.79%	6155.00%	36.66%
Medians	0.49%	4.93%	2.01%	2.84%	0.05%	2.80%	0.00%	0.00%	0.41%	0.41%	2.22%	0.00%	0.00%	0.00%	5.30%	2.52%	2.88%	5556.00%	37.10%
Comparable Group																			
Averages	0.57%	4.92%	2.06%	2.86%	0.03%	2.82%	0.02%	0.00%	0.51%	0.53%	2.10%	0.04%	-0.20%	0.00%	5.22%	2.43%	2.78%	$6,195	36.55%
Medians	0.64%	4.92%	1.99%	2.91%	0.04%	2.83%	0.00%	0.00%	0.38%	0.41%	2.22%	0.00%	-0.02%	0.00%	5.37%	2.55%	2.89%	$5,404	35.74%
Comparable Group																			
BFBC Benjamin Frkln Bncrp Inc of MA	0.16%	4.55%	1.78%	2.77%	0.06%	2.71%	0.06%	0.00%	0.88%	0.94%	2.22%	0.19%	-0.32%	0.00%	4.94%	2.06%	2.88%	$5,857	20.72%
BHLB Berkshire Hills Bancorp of MA	0.47%	4.78%	2.06%	2.72%	0.05%	2.66%	0.04%	-0.03%	1.16%	1.17%	2.00%	0.05%	-0.35%	0.00%	5.67%	2.55%	3.11%	$5,154	29.94%
BRKL Brookline Bancorp, Inc. of MA	0.97%	4.93%	1.93%	3.00%	0.11%	2.89%	0.00%	-0.01%	0.22%	0.21%	1.37%	0.10%	0.00%	0.00%	5.22%	2.73%	2.49%	$12,060	39.64%
CEBK Central Bncrp of Somerville MA	0.49%	5.62%	2.60%	3.02%	0.02%	3.00%	0.00%	0.00%	0.30%	0.30%	2.58%	0.00%	0.07%	0.00%	5.79%	2.84%	2.95%	$4,115	32.34%
HIFS Hingham Inst. for Sav. of MA	0.95%	5.11%	2.27%	2.84%	0.04%	2.79%	0.00%	0.00%	0.26%	0.26%	1.54%	0.00%	0.00%	0.00%	5.46%	2.57%	2.89%	$7,927	37.10%
LSBX LSB Corp of No. Andover MA	0.67%	4.88%	2.31%	2.57%	0.00%	2.57%	0.02%	0.00%	0.67%	0.70%	2.21%	0.00%	-0.41%	0.00%	4.90%	2.57%	2.33%	$5,404	60.78%
LEGC Legacy Bancorp, Inc. of MA	-0.27%	5.08%	2.09%	2.99%	0.10%	2.89%	0.00%	0.00%	0.42%	0.42%	2.56%	0.00%	-1.10%	0.00%	5.37%	2.49%	2.89%	$5,255	NM
MASB MassBank Corp. of Reading MA	0.83%	4.20%	1.78%	2.42%	0.00%	2.42%	0.00%	0.00%	0.17%	0.17%	1.41%	0.00%	0.08%	0.00%	4.23%	2.00%	2.23%	$6,316	34.39%
MFLR Mayflower Co-Op. Bank of MA	0.60%	5.18%	1.93%	3.25%	0.04%	3.22%	0.06%	0.00%	0.33%	0.39%	2.60%	0.01%	-0.03%	0.00%	5.39%	2.10%	3.29%	NM	37.46%
NHTB NH Thrift Bancshares of NH(3)	0.84%	4.87%	1.83%	3.04%	0.02%	3.01%	0.00%	0.00%	0.72%	0.72%	2.52%	0.00%	0.06%	0.00%	NM	NM	NM	$3,663	NM

(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Westfield Financial's ratio of net interest income to average assets diminished to 2.83% for the 12 months ended September 30, 2006 and thus, fell slightly below the Peer Group average of 2.86%. The principal factor for the decline in comparison to the Peer Group is the Company's increasing interest expense, which has been rising faster than the yield on interest-earning assets.

Loan loss provisions for the Company and the Peer Group were limited based on updated financial data, and equaled 0.05% for Westfield Financial versus 0.03% on average for the Peer Group.

Non-interest operating income remains a relatively comparable contributor to Westfield Financial's earnings relative to the Peer Group, based on the Company's ratio of 0.43%, which falls within the range of the Peer Group average and median equal to 0.51% and 0.41%, respectively. The moderate earnings contribution realized from non-interest operating income realized by both the Company and the Peer Group is indicative of their principal focus on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

The Company's operating expense ratio increased slightly to 2.32% of average assets, which remains above the Peer Group average of 2.10% of average assets. The Company's higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group's funding composition. Additionally, the Company has added staff to support targeted growth of commercial account relationships, which entail a comparatively significant expense in terms of compensation and the supporting infrastructure. Westfield Financial's assets per full time equivalent employee equaled $5.5 million, which fell within the range of the Peer Group median ($5.4 million) and average ($6.2 million).

Gains and losses from the sale of assets continued to have a limited impact on the Company's earnings for the twelve month period shown in Table 3, as the Company reported net losses equal to 0.05% of average assets while losses reported by the Peer Group averaged 20 basis points. The Peer Group's more significant non-operating losses were primarily attributable to the establishment of a charitable foundation by Legacy Bancorp in connection with its mutual-to-stock conversion.

Westfield Financial's effective tax rate of 24.75% remains below the Peer Group's average tax rate of 36.55% based on updated financial data.

3. Stock Market Conditions

Since the date of the Original Appraisal, the performance of the broader stock market has been positive. After trading in a narrow range early-August 2006, stocks retreated following the Federal Reserve meeting in August 2006. While the Federal Reserve left rates unchanged, stocks declined on concerns of an economic slow down. Favorable inflation data reflected in wholesale and retail prices for July provided a boost to stocks in mid-August. Stocks traded in a narrow range before strengthening at the end of August, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The DJIA moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter. The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. On October 13, 2006, the DJIA closed at 11,960.51 or 6.4% higher since the date of the Original Appraisal while the S&P 500 and NASDAQ Composite Index closed at levels 6.7% and 13.1% above their respective levels prevailing as of the date of the Original Appraisal

Since the date of the Original Appraisal, the market for thrift issues has also been positive. Thrift and bank stocks bounced higher in early-August 2006, as July employment data provided signs of a slowing economy and increased expectations that the Federal Reserve would stop raising rates. Mortgage data showing a drop in loan fundings reversed the positive trend in thrift and bank stocks heading into mid-August, which was followed by an upturn in mid-August as thrift and bank stocks participated in the broader market rally that was powered by favorable inflation data. Thrift and bank stocks trended lower in late-August, reflecting concerns of a slowdown in housing. A favorable August employment report provided a boost to the thrift and bank sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift and bank stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Bank and thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift and bank stocks into mid-October. On October 13, 2006, the SNL Index for all publicly-traded thrifts closed at 1,772.8 an increase of 3.1% since the date of the Original Appraisal.

The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected increases in generally in line with the SNL Index. Overall, the Peer Group's earnings based pricing measures realized the greatest increase, as the average P/E multiple increased by 5.4% and the core earnings multiple increased by 19.8%. The equity based valuation measures increased by a lesser amount, in the range of 1% to 2%. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of August 4, 2006, and October 13, 2006.

Table 4
Average Pricing Characteristics

	At August 4, 2006	At October 13, 2006	Percent Change
Peer Group			
Price/Earnings (x)	20.11x	21.19x	5.4%
Price/Core Earnings (x)	20.02	23.99	19.8
Price/Book (%)	132.40%	134.14%	1.3
Price/Tangible Book (%)	153.47	156.01	1.7
Price/Assets (%)	15.37	15.71	2.2
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.40x	19.44x	0.2%
Price/Core Earnings (x)	20.03	20.21	0.9
Price/Book (%)	149.82%	155.59%	3.9
Price/Tangible Book (%)	168.43	175.56	4.2
Price/Assets (%)	17.42	18.03	3.5
Other			
SNL Thrift Index	1720.1	1772.8	3.1

As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, there has been only one second step stock offering completed in the last three months (Liberty Bancorp of MO), which was completed prior to the filing of the Original Appraisal. The only transactions completed since the date of the Original Appraisal were two mutual holding company offerings, which are considered less relevant for Westfield Financial's valuation.

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans				Initial Dividend	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends - Closing Price:							
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 10/16/06 ($)	% Change (%)
Standard Conversions																																
Chicopee Bancorp, Inc.,* MA	7/20/06	CBNK-NASDAQ	$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	S	8.0%	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Averages - Standard Conversions:			$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Medians - Standard Conversions:			$ 390	11.25%	0.20%	350%	$ 68.9	100%	97%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	3.1%	0.00%	71.3%	41.9x	16.5%	0.4%	23.2%	1.7%	$10.00	$14.46	44.6%	$14.25	42.5%	$14.52	45.2%	$14.59	45.9%
Second Step Conversions																																
Liberty Bancorp, Inc. of MO	7/24/06	LBCP-NASDAQ	$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	N.A.	N.A.	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Averages - Second Step Conversions:			$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	NA	NA	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Medians - Second Step Conversions:			$ 258	8.22%	1.48%	89%	$ 28.1	59%	100%	3.8%	NA	NA	2.7%	4.5%	3.9%	3.6%	2.29%	101.4%	26.8x	16.8%	0.6%	16.6%	3.8%	$10.00	$10.25	2.5%	$10.10	1.0%	$10.15	1.5%	$10.04	0.4%
Mutual Holding Company Conversions																																
ViewPoint Financial Group, TX	10/3/06	VPFG-NASDAQ	$ 1,495	7.20%	0.25%	192%	$ 116.0	45%	132%	2.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%	78.1%	64.9x	15.0%	0.2%	13.0%	1.1%	$10.00	$14.99	49.9%	$15.07	50.7%	$14.99	49.9%	$14.99	49.9%
Fox Chase Bancorp, Inc., PA	10/2/06	FXCB-NASDAQ	$ 738	8.53%	0.59%	187%	$ 64.0	45%	132%	3.1%	C/S	150K/2.11%	8.8%	4.4%	11.0%	4.5%	0.00%	77.6%	50.4x	17.0%	0.2%	14.7%	1.5%	$10.00	$12.95	29.5%	$12.81	28.1%	$12.85	28.5%	$12.85	28.5%
Averages - Mutual Holding Company Conversions:			$ 1,115	7.87%	0.42%	189%	$ 90.0	45%	132%	2.8%	NA	NA	8.4%	4.2%	10.5%	3.1%	0.00%	77.9%	57.6x	16.0%	0.2%	13.9%	1.3%	$10.00	$13.97	39.7%	$13.94	39.4%	$13.92	39.2%	$13.92	39.2%
Medians - Mutual Holding Company Conversions:			$ 1,116	7.87%	0.42%	189%	$ 90.0	45%	132%	2.8%	NA	NA	8.4%	4.2%	10.5%	3.1%	0.00%	77.9%	57.6x	16.0%	0.2%	13.9%	1.3%	$10.00	$13.97	39.7%	$13.94	39.4%	$13.92	39.2%	$13.92	39.2%
Averages - All Conversions:			$ 720	8.80%	0.63%	204%	$69.2	62%	115%	2.9%	NA	NA	6.9%	4.2%	8.7%	3.2%	0.57%	82.1%	46.0x	16.3%	0.3%	16.9%	2.0%	$10.00	$13.16	31.6%	$13.06	30.6%	$13.13	31.3%	$13.12	31.2%
Medians - All Conversions:			$ 563	8.38%	0.42%	189%	$66.4	52%	116%	2.8%	NA	NA	8.0%	4.2%	10.0%	3.4%	0.00%	77.9%	46.2x	16.7%	0.3%	15.7%	1.6%	$10.00	$13.71	37.1%	$13.53	35.3%	$13.69	36.9%	$13.72	37.2%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

October 16, 2006

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing Westfield Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Westfield Financial's prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 3 and 4). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal (which were modified herein if appropriate).

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition was necessary, since the updated financial data was relatively consistent with the data set forth in the Original Appraisal. We have upgraded the parameter of Profitability, Growth and Viability of Earnings from No Adjustment in the Original Appraisal to Slight Upward adjustment herein, which takes into account the potentially greater level of proceeds pursuant to this updated valuation as well as the Company's intended use of proceeds pursuant to its business plan. In terms of other valuation adjustments relative to the Peer Group, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal. We also considered the market for the stock (the trading price of WFD increased following submission of the Original Appraisal) and the modest increase in the pricing ratios of the Peer Group companies.

	Valuation Adjustment	
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Slight Upward	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment	Slight Upward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Downward	Slight Downward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Upward	Slight Upward
Marketing of the Issue	No Adjustment	No Adjustment
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above, RP Financial concluded that, as of October 13, 2006, the aggregate pro forma market value of Westfield Financial's conversion stock was $277,547,870 at the midpoint, equal to 27,754,787 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.65% ownership interest to the public, which provides for a $160.0 million public offering at the midpoint value. The valuation reflects a 6.7% increase relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

P/E Approach. The application of the P/E valuation method requires calculating Westfield Financial's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through September 30, 2006, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company's core earnings, we adjusted reported earnings of $5.148 million for net losses on the sale of fixed assets of $378,000 and the related tax impact. Thus, as shown below, the Company's core earnings were determined at $5.378 million.

	Amount ($000)
Trailing 12 Month Net Income (9/30/06)	$5,148
Plus: Losses on the sale of fixed assets	378
Tax Effect (1)	(148)
Core Earnings Estimate	$5,378

(1) Reflects a 39.1% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples at the updated midpoint value of $277.5 million equaled 32.09 times and 31.26 times, respectively. The P/E premium relative to the Peer Group based on reported earnings increased from 41% at the midpoint to 51% in this Update while the P/E premium relative to the Peer Group based on core earnings diminished to 30%, versus a 42% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. he application of the P/B valuation method requires calculating Westfield Financial's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. As before, we also examine the price/tangible book ratio ("P/TB"), adjusting for the impact of intangible assets for the Bank as well as for the Peer Group. Based on the $277.5 million updated midpoint valuation, Westfield Financial's pro forma P/B and P/TB ratios have increased to 104.7%, which closely matches the increase in the Peer Group's P/B and P/TB ratios such that the P/TB discount at the midpoint has been maintained at 33% in this updated appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, Westfield Financial's value equaled 28.16% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.71%, which implies a premium of 79.3% has been applied to the Bank's pro forma P/A ratio, versus a premium of 76.9% at the midpoint of our Original Appraisal.

Trading of Westfield Financial Stock. As of the date of the Original Appraisal (August 4, 2006) stock price of $28.30 per share and the 9,727,012 shares of Westfield Financial stock outstanding, the Company's implied market value of $275.3 million was considered in the valuation process. After filing of the prospectus and the Original Appraisal, Westfield Financial's stock price increased to above $30.00 per share and closed at $33.88 per share as of October 13, 2006, resulting in an implied market value of $329.6 million, which is slightly above the maximum of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 13, 2006, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $277,547,870 at the midpoint. Based on this valuation and the approximate 57.65% ownership interest being sold in the public offering, the midpoint value of the Company's stock offering is $160,000,000, equal to 16,000,000 shares at a per share value of $10.00. This updated valuation reflects a 6.7% increase relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 3 and Exhibit 4.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Westfield Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Westfield Financial equal to 42.35% as of June 30, 2006. The exchange ratio to be received by the existing minority shareholders of Westfield Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio (x)
Shares				
Supermaximum	36,705,706	21,160,000	15,545,706	3.77358
Maximum	31,918,005	18,400,000	13,518,005	3.28138
Midpoint	27,754,787	16,000,000	11,754,787	2.85337
Minimum	23,591,569	13,600,000	9,991,569	2.42537
Distribution of Shares				
Supermaximum	100.00%	57.65%	42.35%	
Maximum	100.00%	57.65%	42.35%	
Midpoint	100.00%	57.65%	42.35%	
Minimum	100.00%	57.65%	42.35%	
Aggregate Market Value(1)				
Supermaximum	$367,057,060	$211,600,000	$155,457,060	
Maximum	319,180,050	184,000,000	135,180,050	
Midpoint	277,547,870	160,000,000	117,547,870	
Minimum	235,915,690	136,000,000	99,915,690	

(1) Based on offering price of $10.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.



William E. Pommerening
President and Managing Director



James P. Hennessey
Senior Vice President

Table 6
Public Market Pricing
Westfield Financial, Inc.
As of October 13, 2006

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							Offering	Exchange
																Reported		Core			
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Size ($Mil)	Ratio (x)
Westfield Financial, Inc.																					
Superrange	$10.00	$367.06	$0.27	$8.51	37.59x	117.47%	35.54%	117.47%	36.73x	$0.16	1.59%	59.77%	$1,033	30.25%	0.06%	0.95%	3.12%	0.87%	3.20%	211.60	3.77358
Maximum	$10.00	$319.18	$0.29	$9.00	34.81x	111.14%	31.68%	111.14%	33.96x	$0.18	1.83%	63.66%	$1,008	28.50%	0.07%	0.91%	3.19%	0.93%	3.27%	184.00	3.28138
Midpoint	$10.00	$277.55	$0.31	$9.55	32.09x	104.66%	28.16%	104.66%	31.26x	$0.21	2.10%	67.47%	$986	26.91%	0.07%	0.88%	3.26%	0.90%	3.35%	160.00	2.85337
Minimum	$10.00	$235.92	$0.34	$10.31	29.01x	97.01%	24.48%	97.01%	28.21x	$0.25	2.47%	71.77%	$964	25.24%	0.07%	0.84%	3.34%	0.87%	3.44%	136.00	2.42537
All Public Companies(7)																					
Averages	$19.49	$416.86	$0.91	$12.99	19.44x	155.59%	18.03%	175.56%	20.21x	$0.41	2.08%	33.22%	$2,912	11.50%	0.44%	0.67%	6.86%	0.65%	6.48%		
Medians	16.30	103.02	0.71	11.56	17.26x	144.98%	14.95%	162.75%	17.88x	$0.36	2.15%	18.09%	$791	9.88%	0.25%	0.69%	6.01%	0.69%	6.15%		
All Non-MHC State of MA(7)																					
Averages	$22.53	$194.35	$1.06	$17.23	19.31x	129.99%	17.10%	146.79%	19.79x	$0.47	1.99%	40.02%	$952	13.46%	0.08%	0.54%	4.88%	0.66%	5.82%		
Medians	$15.94	$113.66	$0.83	$14.15	18.92x	133.79%	14.73%	142.14%	18.10x	$0.48	2.25%	36.36%	$736	11.72%	0.04%	0.60%	5.01%	0.69%	5.61%		
Comparable Group Averages																					
Averages	$22.70	$190.34	$1.16	$16.94	21.19x	134.14%	15.71%	156.01%	23.99x	$0.52	1.60%	23.46%	$974	11.84%	0.06%	0.58%	5.88%	0.70%	6.74%		
Medians	$16.39	$99.10	$1.05	$13.57	18.92x	138.07%	13.69%	151.70%	19.33x	$0.54	1.66%	18.61%	$740	11.03%	0.04%	0.71%	6.12%	0.77%	6.91%		
Comparable Group																					
BFBC Benjamin Frkln Bncrp Inc of MA	$14.00	$118.85	$0.59	$12.87	22.95x	108.78%	13.25%	165.09%	23.73x	$0.12	0.86%	20.34%	$897	12.18%	0.04%	0.59%	4.77%	0.57%	4.61%		
BHLB Berkshire Hills Bancorp of MA	$37.20	$320.74	$2.08	$28.79	16.99x	129.21%	14.93%	215.03%	17.88x	$0.56	1.51%	26.92%	$2,148	11.56%	0.04%	0.91%	7.66%	0.87%	7.28%		
BRKL Brookline Bancorp, Inc. of MA	$14.06	$865.67	$0.34	$9.60	41.35x	146.46%	36.36%	160.50%	41.35x	$0.34	2.42%	NM	$2,381	24.83%	0.07%	0.96%	3.59%	0.93%	3.49%		
CEBK Central Bncrp of Somerville MA	$30.50	$48.53	$1.15	$24.49	23.64x	124.54%	8.90%	132.15%	26.52x	$0.72	2.36%	62.61%	$545	7.14%	0.22%	0.38%	5.25%	0.34%	4.68%		
HIFS Hingham Inst. for Sav. of MA	$37.50	$79.35	$2.60	$23.68	14.42x	158.36%	11.97%	158.36%	14.42x	$0.80	2.13%	30.77%	$663	7.56%	0.03%	0.88%	11.35%	0.86%	11.35%		
LSBX LSB Corp of No. Andover MA	$16.48	$74.97	$0.95	$11.91	NM	138.37%	14.53%	138.37%	17.35x	$0.56	3.40%	58.95%	$518	10.50%	0.01%	0.16%	1.50%	0.81%	7.52%		
LEGC Legacy Bancorp, Inc. of MA	$15.40	$158.76	$0.33	$14.27	NM	107.92%	19.65%	110.24%	46.67x	$0.12	0.78%	36.36%	$808	18.20%	0.06%	-0.27%	-1.83%	0.44%	3.02%		
MASB MassBank Corp. of Reading MA	$32.68	$141.11	$1.59	$23.72	19.22x	137.77%	16.37%	139.24%	20.55x	$1.08	3.30%	67.92%	$862	11.88%	0.01%	0.81%	6.98%	0.76%	6.53%		
MFLR Mayflower Co-Op. Bank of MA	$12.85	$26.88	$0.71	$8.89	18.62x	144.54%	10.95%	145.03%	18.10x	$0.40	3.11%	56.34%	$246	7.57%	NM	0.60%	7.78%	0.62%	8.00%		
NHTB NH Thrift Bancshares of NH	$16.30	$68.31	$1.22	$11.21	12.35x	145.41%	10.18%	196.15%	13.36x	$0.52	3.19%	42.62%	$671	7.00%	0.08%	0.85%	11.78%	0.78%	10.88%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of October 13, 2006
2	Peer Group Core Earnings Analysis
3.	Pro Forma Analysis Sheet
4	Pro Forma Effect of Conversion Proceeds
5	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of October 13, 2006

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A
Weekly Thrift Market Line - Part One
Prices As Of October 13, 2006

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(132)	20.68	26,078	504.9	22.47	17.44	20.41	1.15	11.61	6.77	1.18	1.09	14.59	12.95	165.97
SAIF-Insured Thrifts(132)	20.68	26,078	504.9	22.47	17.44	20.41	1.15	11.61	6.77	1.18	1.09	14.59	12.95	165.97
NYSE Traded Companies(13)	28.13	104,212	2,417.5	31.39	23.18	27.57	2.36	13.76	5.20	2.18	1.57	18.05	15.07	235.87
AMEX Traded Companies(4)	22.22	5,378	80.8	23.62	17.59	22.31	0.23	12.50	8.28	1.38	1.35	15.27	14.84	179.45
NASDAQ Listed OTC Companies(115)	19.73	17,439	290.4	21.35	16.74	19.48	1.04	11.32	6.91	1.06	1.03	14.15	12.63	157.06
California Companies(10)	31.15	16,967	742.8	35.03	26.17	30.73	0.74	8.78	3.45	2.96	2.12	20.42	20.15	279.93
Florida Companies(7)	15.05	29,365	429.7	18.17	12.80	14.97	1.88	8.43	-2.29	0.85	0.75	9.29	8.36	167.15
Mid-Atlantic Companies(35)	19.19	61,163	1,097.2	20.56	16.53	19.03	0.72	9.89	5.46	1.08	1.06	12.52	10.34	148.79
Mid-West Companies(45)	20.44	9,317	191.2	22.23	17.30	20.02	1.64	9.85	6.44	1.08	1.05	15.88	14.14	172.51
New England Companies(14)	20.28	16,808	275.2	21.91	17.70	20.26	0.27	15.38	10.15	0.84	0.91	15.57	13.67	139.73
North-West Companies(6)	22.98	23,176	520.4	24.01	17.67	22.35	2.67	27.88	20.22	1.32	1.27	13.06	12.09	124.23
South-East Companies(12)	18.68	11,062	149.7	19.77	15.33	18.61	0.79	9.07	7.04	0.91	0.85	12.41	11.56	127.55
South-West Companies(2)	21.70	23,424	508.3	21.70	15.01	20.69	4.88	43.23	20.62	1.16	0.98	14.57	7.82	217.55
Western Companies (Excl CA)(1)	20.99	7,557	158.6	24.60	12.52	21.10	-0.52	54.68	11.59	0.36	0.63	14.18	14.18	285.31
Thrift Strategy(126)	20.30	22,524	416.7	22.06	17.04	20.03	1.18	11.93	6.91	1.15	1.06	14.50	12.90	163.46
Mortgage Banker Strategy(4)	24.00	141,247	3,258.1	26.73	21.30	23.95	0.11	7.43	5.19	1.58	1.49	15.07	11.57	180.62
Real Estate Strategy(1)	10.82	7,716	83.5	11.65	9.70	10.80	0.19	-6.72	1.69	0.68	0.61	8.85	8.85	115.68
Diversified Strategy(1)	62.35	6,650	414.6	65.00	57.21	60.83	2.50	8.10	1.80	4.41	4.46	28.78	28.56	456.64
Companies Issuing Dividends(118)	21.00	27,783	539.5	22.71	17.77	20.72	1.19	11.16	6.62	1.21	1.13	14.82	13.09	164.69
Companies Without Dividends(14)	17.90	11,385	207.0	20.36	14.63	17.76	0.81	15.51	8.05	0.93	0.81	12.64	11.79	177.05
Equity/Assets <6%(15)	18.93	20,922	447.2	20.90	15.41	18.54	2.56	12.27	5.45	1.12	1.10	12.46	11.52	232.55
Equity/Assets 6-12%(85)	23.03	17,235	412.1	25.06	19.59	22.73	1.07	8.89	4.54	1.46	1.31	15.75	14.07	188.52
Equity/Assets >12%(32)	15.65	50,163	759.3	16.76	13.03	15.52	0.73	18.03	12.85	0.53	0.55	12.64	10.83	81.19
Converted Last 3 Mths (no MHC)(2)	12.32	6,097	78.1	13.15	11.08	12.38	-0.60	36.51	29.62	0.31	0.31	11.95	11.95	60.04
Actively Traded Companies(10)	27.55	62,796	1,570.8	29.89	24.30	27.42	0.67	7.52	3.20	1.55	1.61	18.40	15.54	209.04
Market Value Below $20 Million(6)	13.34	1,316	16.9	16.08	11.89	13.61	-1.95	-0.95	-9.18	0.64	0.38	12.47	12.42	132.97
Holding Company Structure(126)	20.82	27,200	527.9	22.60	17.57	20.53	1.28	12.42	7.19	1.19	1.11	14.70	12.98	166.38
Assets Over $1 Billion(55)	23.93	56,438	1,112.1	25.89	20.02	23.48	1.87	13.80	6.35	1.56	1.33	15.20	13.42	184.74
Assets $500 Million-$1 Billion(39)	20.68	5,772	101.0	22.43	17.38	20.54	0.78	11.36	6.68	1.10	1.14	15.00	13.76	174.06
Assets $250-$500 Million(27)	16.46	3,704	53.1	17.82	14.16	16.23	1.04	11.57	10.65	0.88	0.90	13.18	12.67	136.19
Assets less than $250 Million(11)	15.29	1,896	24.5	17.39	13.22	15.40	-0.81	2.18	-0.10	0.38	0.28	13.70	13.53	121.16
Goodwill Companies(94)	22.71	27,911	592.2	24.53	18.95	22.31	1.63	12.57	7.30	1.36	1.24	15.60	13.26	179.32
Non-Goodwill Companies(38)	16.03	21,879	305.0	17.74	13.98	16.06	0.06	9.41	5.56	0.78	0.75	12.27	12.25	135.41
Acquirors of FSLIC Cases(4)	29.36	29,958	1,008.4	32.43	24.45	28.89	0.90	6.36	-0.77	2.08	1.52	20.07	19.82	243.66

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 13, 2006

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	15.56	19,159	127.2	16.31	12.63	15.33	1.28	21.72	18.71	0.29	0.29	7.74	7.36	61.11
SAIF-Insured Thrifts(40)	15.56	19,159	127.2	16.31	12.63	15.33	1.28	21.72	18.71	0.29	0.29	7.74	7.36	61.11
AMEX Traded Companies(2)	13.85	2,292	13.6	14.35	10.85	13.85	0.00	12.24	22.03	0.52	0.51	8.48	8.48	55.75
NASDAQ Listed OTC Companies(38)	15.61	19,615	130.3	16.36	12.68	15.37	1.31	21.98	18.62	0.28	0.29	7.72	7.32	61.25
California Companies(1)	16.27	14,206	86.9	16.44	11.73	16.18	0.56	34.02	35.58	0.36	0.36	6.59	6.28	53.98
Mid-Atlantic Companies(21)	14.46	20,419	126.9	15.32	11.71	14.29	1.13	20.80	18.39	0.26	0.28	7.62	7.17	63.16
Mid-West Companies(6)	16.89	22,603	187.5	17.77	14.10	16.68	1.26	17.43	11.47	0.31	0.31	8.56	8.02	65.50
New England Companies(7)	12.40	12,684	73.4	13.00	10.87	12.28	0.94	10.76	10.02	0.30	0.29	7.24	6.96	58.42
South-East Companies(3)	25.44	15,023	104.1	25.74	19.07	24.62	2.51	36.24	27.10	0.45	0.37	8.38	8.21	48.38
South-West Companies(1)	14.90	25,789	172.9	15.50	14.25	15.29	-2.55	49.00	49.00	0.08	0.09	8.01	8.01	61.79
Western Companies (Excl CA)(1)	16.99	15,154	104.9	17.08	11.97	15.85	7.19	38.58	40.07	0.42	0.38	7.00	7.00	49.93
Thrift Strategy(39)	15.56	19,159	127.2	16.31	12.63	15.33	1.28	21.72	18.71	0.29	0.29	7.74	7.36	61.11
Companies Issuing Dividends(27)	16.70	17,089	121.4	17.50	13.51	16.35	1.92	16.44	14.60	0.32	0.31	7.92	7.34	66.74
Companies Without Dividends(13)	13.38	23,140	138.5	14.00	10.94	13.37	0.05	31.88	26.62	0.23	0.26	7.41	7.39	50.28
Equity/Assets <6%(1)	13.53	5,913	29.2	14.08	10.55	12.51	8.15	2.73	4.08	-1.19	-1.17	5.39	4.96	136.87
Equity/Assets 6-12%(11)	17.43	15,873	146.1	18.80	14.61	17.31	0.46	11.46	9.08	0.46	0.49	8.74	8.04	92.84
Equity/Assets >12%(28)	14.85	21,059	123.0	15.34	11.87	14.61	1.36	26.79	23.35	0.28	0.26	7.41	7.16	44.77
Holding Company Structure(36)	15.72	19,193	129.3	16.49	12.79	15.47	1.33	21.68	18.48	0.29	0.29	7.83	7.41	62.92
Assets Over $1 Billion(9)	23.12	51,386	388.6	23.54	17.87	22.70	1.32	36.43	30.20	0.45	0.41	9.20	8.60	67.64
Assets $500 Million-$1 Billion(12)	14.36	16,395	93.6	14.83	11.53	13.99	2.55	25.34	23.50	0.17	0.15	6.87	6.78	58.28
Assets $250-$500 Million(18)	13.04	7,463	37.9	14.10	11.08	12.96	0.55	13.49	10.50	0.28	0.31	7.59	7.09	60.23
Assets less than $250 Million(1)	13.85	2,292	13.6	14.35	10.85	13.85	0.00	12.24	22.03	0.52	0.51	8.48	8.48	55.75
Goodwill Companies(18)	15.92	17,664	112.5	16.62	12.80	15.57	1.94	19.41	16.20	0.28	0.27	7.80	6.93	68.14
Non-Goodwill Companies(20)	15.42	20,384	140.2	16.21	12.41	15.26	0.92	21.97	18.84	0.31	0.33	7.67	7.67	55.17
MHC Institutions(40)	15.56	19,159	127.2	16.31	12.63	15.33	1.28	21.72	18.71	0.29	0.29	7.74	7.36	61.11
MHC Converted Last 3 Months(2)	13.90	20,235	128.6	14.50	13.25	14.04	-0.88	38.95	38.95	0.19	0.11	7.97	7.97	57.78

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 13, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	31.22	101,055	3,154.9	31.95	25.06	30.74	1.56	23.89	6.19	2.11	2.06	12.55	10.72	216.33
BFF	BFC Financial Corp. of FL	5.53	35,817	198.1	8.16	4.35	5.03	9.94	0.73	0.18	0.38	0.03	4.69	2.28	206.16
BBX	BankAtlantic Bancorp of FL	13.60	61,215	832.5	15.99	12.67	13.62	-0.15	-0.22	-2.86	0.48	0.52	8.51	7.13	104.59
DSL	Downey Financial Corp. of CA	69.82	27,854	1,944.8	77.30	56.45	68.64	1.72	22.71	2.09	7.03	5.62	46.32	46.21	627.01
FED	FirstFed Financial Corp. of CA	59.12	16,605	981.7	68.44	49.42	57.81	2.27	18.36	8.44	6.92	6.84	38.29	38.15	617.57
FBC	Flagstar Bancorp, Inc. of MI	15.40	63,529	978.3	17.06	12.62	14.89	3.43	10.95	6.94	1.26	0.82	12.65	12.65	239.67
GLK	Great Lakes Bancorp, Inc of NY	16.63	10,914	181.5	21.14	13.90	16.12	3.16	7.78	-6.57	-0.02	-0.02	12.27	11.20	86.32
NDE	IndyMac Bancorp, Inc. of CA	45.32	68,620	3,109.9	50.50	34.79	43.31	4.64	28.79	16.15	4.90	-1.16	26.29	25.12	346.20
NYB	New York Community Bcrp of NY	16.74	295,057	4,939.3	18.23	15.69	16.80	-0.36	2.45	1.33	0.78	0.93	12.53	4.85	97.37
NAL	NewAlliance Bancshares of CT	15.52	109,778	1,703.8	15.64	13.55	14.95	3.81	9.76	6.74	0.43	0.45	12.11	7.48	64.79
PFB	PFF Bancorp, Inc. of Pomona CA	34.20	24,496	837.8	39.49	27.07	33.86	1.00	23.24	12.06	2.25	2.22	15.34	15.28	183.19
PFS	Provident Fin. Serv. Inc of NJ	18.65	64,938	1,211.1	19.16	16.34	18.56	0.48	11.88	0.76	0.88	0.88	15.76	9.11	90.24
SOV	Sovereign Bancorp, Inc. of PA	23.91	474,878	11,354.3	24.98	19.39	24.10	-0.79	18.54	16.12	0.90	1.28	17.38	5.67	186.90
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.76	2,505	42.0	18.12	15.00	16.79	-0.18	4.75	8.83	1.49	1.54	19.62	19.62	261.30
FDT	Federal Trust Corp of FL	9.99	9,352	93.4	12.45	9.66	9.98	0.10	-0.89	-19.31	0.44	0.42	5.68	5.68	79.41
GOV	Gouverneur Bcp MHC of NY(42.8)	13.85	2,292	13.6	14.35	10.85	13.85	0.00	12.24	22.03	0.52	0.51	8.48	8.48	55.75
TSH	*Teche Hlding Cp of N Iberia LA*	52.65	2,231	117.5	54.40	38.00	53.15	-0.94	38.41	34.62	2.79	2.85	27.88	26.13	313.77
WSB	Washington SB, FSB of Bowie MD	9.48	7,425	70.4	9.49	7.70	9.30	1.94	7.73	8.97	0.78	0.57	7.91	7.91	63.31
WFD	Westfield Finl MHC of MA(42.4)(8)	33.68	9,727	139.6	33.89	22.10	32.40	4.57	49.58	41.11	0.60	0.60	11.87	11.87	84.09
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)	15.60	15,293	102.4	15.76	11.90	15.02	3.86	28.71	20.28	0.44	0.44	7.22	7.22	58.47
ALLB	Alliance Bank MHC of PA (20.0)	24.01	3,441	16.5	28.95	21.31	23.50	2.17	-7.90	-9.02	0.42	0.41	9.70	9.70	113.78
ASBI	Ameriana Bancorp of IN	13.75	3,171	43.6	14.50	11.75	13.55	1.48	2.31	6.18	0.25	0.23	10.75	10.48	137.06
ABNJ	American Bancorp of NJ	11.78	14,528	171.1	12.21	9.73	11.96	-1.51	20.82	18.75	0.16	0.17	8.83	8.83	35.04
ABCW	Anchor BanCorp Wisconsin of WI	29.28	21,902	641.3	32.78	28.11	28.79	1.70	-0.61	-3.49	2.00	1.89	14.91	14.00	198.93
ACFC	Atl Cst Fed Cp of GA MHC(38.3)	17.99	14,149	97.5	18.33	13.41	17.53	2.62	35.57	27.95	0.40	0.40	6.72	6.51	55.05
BCSB	BCSB Bankcorp MHC of MD (36.5)	13.53	5,913	29.2	14.08	10.55	12.51	8.15	2.73	4.08	-1.19	-1.17	5.39	4.96	136.87
BKMU	Bank Mutual Corp of WI	12.56	60,138	755.3	12.76	10.03	12.22	2.78	23.50	18.49	0.40	0.37	8.54	7.61	58.25
BFIN	BankFinancial Corp. of IL	18.20	24,466	445.3	18.35	13.21	17.85	1.96	35.12	23.98	0.52	0.52	13.68	12.32	68.32
BKUNA	BankUnited Fin. Corp. of FL	25.86	36,641	947.5	32.00	20.81	25.88	-0.08	24.33	-2.67	2.01	1.84	19.27	18.50	351.44
BFBC	Benjamin Frkln Bncrp Inc of MA	14.00	8,489	118.8	14.60	13.00	14.00	0.00	4.09	-0.50	0.61	0.59	12.87	8.48	105.65
BHLB	Berkshire Hills Bancorp of MA	37.20	8,622	320.7	38.44	31.75	36.76	1.20	16.47	11.04	2.19	2.08	28.79	17.30	249.13
BRBI	Blue River Bancshares of IN	6.17	3,507	21.6	7.00	4.91	6.35	-2.83	21.46	10.65	0.47	0.46	4.98	4.00	61.11
BOFI	Bofi Holding, Inc. Of CA	6.63	8,381	55.6	9.48	6.20	6.65	-0.30	-27.46	-17.13	0.35	0.32	7.77	7.77	88.04
BYFC	Broadway Financial Corp. of CA	10.50	1,614	16.9	11.50	10.02	10.50	0.00	-4.55	-4.11	1.02	1.01	10.28	10.28	175.99
BRKL	Brookline Bancorp, Inc. of MA	14.06	61,584	865.9	15.91	12.48	14.02	0.29	-4.48	-0.78	0.35	0.34	9.60	8.76	38.67
BFSB	Brooklyn Fed MHC of NY (30.0)	12.54	13,225	49.8	12.95	10.09	12.65	-0.87	26.03	13.38	0.31	0.31	5.95	5.95	28.68
CITZ	CFS Bancorp, Inc of Munster IN	14.71	11,503	169.2	15.16	12.91	14.78	-0.47	10.77	2.87	0.58	0.62	11.62	11.51	111.43
CFFN	Capitol Fd Fn MHC of KS (29.5)	36.70	74,060	802.5	36.80	31.46	36.19	1.41	8.32	11.41	0.69	0.69	11.61	11.61	109.60
CEBK	Central Bncrp of Somerville MA	30.50	1,591	48.5	36.20	27.00	30.63	-0.42	10.67	9.12	1.29	1.15	24.49	23.08	342.85
CFBK	Central Federal Corp. of OH	8.17	4,544	37.1	8.18	7.07	8.15	0.25	-4.33	4.21	-0.65	-0.66	6.46	6.46	48.20
CHFN	Charter Fincl MHC of GA (19.2)	43.04	19,632	162.4	43.14	33.14	41.03	4.90	29.48	20.53	0.68	0.44	12.41	12.12	56.30
CHEV	Cheviot Fin Cp MHC of OH(42.5)	12.66	9,488	51.0	12.75	11.11	12.53	1.04	12.53	8.30	0.21	0.20	7.70	7.70	31.85
CBNK	Chicopee Bancorp, Inc. of MA	14.58	7,440	108.5	15.29	14.12	14.61	-0.21	45.80	45.80	0.25	0.24	14.03	14.03	60.57
CTZN	Citizens First Bancorp of MI	27.78	8,159	226.7	32.43	20.85	25.85	7.47	31.10	17.86	1.08	1.19	21.13	19.56	212.73
CSBC	*Citizens South Banking of NC*	12.90	8,253	106.5	13.86	11.70	12.95	-0.39	2.87	7.95	0.61	0.62	10.24	6.36	86.78
CSBK	Clifton Svg Bp MHC of NJ(43.8)	11.53	29,854	150.6	11.58	10.01	11.47	0.52	12.93	14.61	0.11	0.11	6.49	6.49	27.83
CFCP	Coastal Fin. Corp. of SC	13.89	21,646	300.7	13.89	11.12	12.97	7.09	15.65	18.82	0.86	0.89	4.74	4.74	75.03
COBK	Colonial Bank MHC of NJ (46.0)	12.80	4,522	26.6	13.14	9.72	12.50	2.40	34.74	21.33	0.35	0.34	7.83	7.83	79.41
CFFC	Community Fin. Corp. of VA	11.65	4,247	49.5	12.97	9.57	11.60	0.43	16.38	9.60	0.98	0.98	8.35	8.35	102.50
DCOM	Dime Community Bancshare of NY	14.80	36,791	544.5	15.63	13.33	14.58	1.51	8.90	1.30	0.97	0.93	7.97	6.45	84.91
ESBF	ESB Financial Corp. of PA	10.98	13,002	142.8	13.00	10.47	10.68	2.81	-4.02	-2.14	0.68	0.84	8.71	5.24	146.03
ESBK	Elmira Svgs Bank, FSB of NY	30.00	1,324	39.7	30.98	23.16	30.00	0.00	18.81	21.36	2.12	2.37	17.05	16.83	255.58
FFDF	FFD Financial Corp of Dover OH	15.25	1,192	18.2	22.46	15.00	15.25	0.00	-2.56	-22.07	1.12	0.82	15.14	15.14	130.67
FMCO	FMS Fin Corp. of Burlington NJ(8)	31.60	6,518	206.0	36.50	15.50	25.29	24.95	75.56	79.95	0.92	0.89	11.60	11.37	190.95
FFCO	FedFirst Fin MHC of PA (45.0)	9.87	6,613	29.4	10.85	8.40	9.91	-0.40	15.17	11.02	-0.04	0.08	6.84	6.68	40.49
FSBI	Fidelity Bancorp, Inc. of PA	18.81	2,953	55.5	20.90	17.13	18.99	-0.95	-1.10	-0.32	1.32	1.21	14.12	13.17	246.57
FFFL	Fidelity Bankshares, Inc of FL(8)	39.51	25,248	997.5	39.75	26.83	39.14	0.95	45.74	20.83	1.31	1.30	11.66	10.85	167.74

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 13, 2006

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-isation(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
FBTC	First BancTrust Corp of IL	11.95	2,349	28.1	13.49	10.95	11.75	1.70	-6.64	-2.45	0.45	0.37	10.91	10.49	123.57
FBEI	First Bancorp of Indiana of IN	18.66	1,555	29.0	22.79	16.02	19.00	-1.79	-15.26	-16.29	0.99	1.28	18.42	17.20	185.77
FBSI	First Bancshares, Inc. of MO	16.20	1,553	25.2	19.39	15.80	16.25	-0.31	-12.24	-9.14	-0.17	-0.08	17.28	17.05	153.00
FCAP	First Capital, Inc. of IN	18.25	2,847	52.0	20.65	15.15	18.75	-2.67	11.55	12.17	1.31	1.26	14.94	12.89	157.34
FCLF	First Clover Leaf Fin Cp of IL	11.55	7,589	87.7	12.46	6.53	11.82	-2.28	72.13	68.86	0.38	0.38	10.25	9.15	35.10
FCFL	First Community Bk Corp of FL	20.25	3,798	76.9	22.25	16.50	20.33	-0.39	18.21	13.19	0.93	0.93	8.31	8.19	94.14
FDEF	First Defiance Fin. Corp of OH	27.80	7,117	197.9	30.29	25.09	27.75	0.18	4.79	2.62	2.09	1.91	21.68	16.22	212.82
FFSW	First Fed Banc of SW Inc of NM(8)	23.48	3,992	93.7	16.84	14.83	16.72	40.43	51.48	55.50	1.36	1.28	13.16	11.75	140.85
FFNM	First Fed of N. Michigan of MI	9.20	3,077	28.3	10.08	8.70	9.43	-2.44	0.00	5.14	0.30	0.36	11.51	10.15	92.39
FFBH	First Fed. Bancshares of AR	22.93	5,020	115.1	25.95	21.60	23.40	-2.01	-0.30	-5.64	1.63	1.58	15.73	15.73	175.91
FFBI	First Federal Bancshares of IL	23.83	1,242	29.6	23.83	17.02	20.34	17.16	20.35	28.81	0.44	0.44	16.25	15.02	278.39
FFSX	First Federal Bankshares of IA	22.48	3,380	76.0	22.90	17.30	21.80	3.12	18.94	15.58	0.99	0.85	20.21	14.73	181.22
FFCH	First Fin. Holdings Inc. of SC	35.02	12,000	420.2	36.49	27.61	35.46	-1.24	25.30	14.00	2.32	2.22	14.73	12.83	220.97
FFHS	First Franklin Corp. of OH	16.00	1,686	27.0	18.90	14.66	15.00	6.67	-3.03	-0.06	0.76	0.98	14.84	14.84	189.60
FKFS	First Keystone Fin., Inc of PA	19.04	2,024	38.5	21.60	16.47	19.71	-3.40	-8.06	-2.06	0.39	0.28	13.47	13.47	261.33
FMSB	First Mutual Bncshrs Inc of WA	23.00	6,648	152.9	23.00	19.22	22.64	1.59	16.16	10.90	1.60	1.42	9.58	9.58	165.94
FNFG	First Niagara Fin. Group of NY	14.62	110,750	1,619.2	15.24	13.38	14.88	-1.75	7.58	1.04	0.85	0.85	12.41	5.54	72.82
FNFI	First Niles Fin., Inc. of OH	14.06	1,385	19.5	16.98	12.00	15.09	-6.83	1.52	-10.73	0.63	0.48	11.27	11.27	71.28
FPTB	First PacTrust Bancorp of CA	27.80	4,399	122.3	30.51	26.50	28.41	-2.15	4.67	2.17	1.10	1.09	18.04	18.04	186.91
FPFC	First Place Fin. Corp. of OH	24.47	17,433	426.6	25.94	20.96	23.48	4.22	13.81	1.75	1.32	1.22	17.87	11.83	178.58
FBNW	FirstBank NW Corp. of WA(8)	29.36	6,062	178.0	29.38	13.62	28.26	3.89	114.62	83.50	1.43	1.30	13.18	10.11	145.75
FFIC	Flushing Fin. Corp. of NY	18.03	21,103	380.5	18.17	14.63	17.78	1.41	21.01	15.80	1.09	1.09	9.86	9.08	125.11
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.89	14,680	84.2	13.50	12.25	12.79	0.78	28.90	28.90	0.29	0.12	7.92	7.92	53.76
FBTX	Franklin Bank Corp of TX	21.70	23,424	508.3	21.70	15.01	20.69	4.88	43.23	20.62	1.16	0.98	14.57	7.82	217.55
GSLA	GS Financial Corp. of LA	18.64	1,280	23.9	18.64	14.67	18.63	0.05	20.26	24.27	0.81	0.91	19.90	19.90	134.95
PEDE	Great Pee Dee Bancorp of SC	16.50	1,790	29.5	17.00	14.25	15.17	8.77	4.76	2.48	0.78	0.78	14.70	14.30	119.42
GAFC	Greater Atlant. Fin Corp of VA(8)	5.13	3,021	15.5	6.14	4.56	4.93	4.06	-2.66	-2.47	-1.79	-2.36	4.03	3.71	105.32
GCBC	Green Co Bcrp MHC of NY (44.4)	15.74	4,145	29.0	18.94	13.84	15.96	-1.38	-14.78	4.24	0.54	0.55	8.10	8.10	74.20
HFFC	HF Financial Corp. of SD	17.02	3,949	67.2	18.95	15.45	16.40	3.78	4.03	-1.45	1.09	1.51	14.10	12.85	233.29
HMNF	HMN Financial, Inc. of MN	34.30	4,380	150.2	36.10	28.14	34.35	-0.15	11.51	16.27	2.61	2.34	21.38	20.47	230.58
HARB	Harbor Florida Bancshrs of FL(8)	44.85	24,073	1,079.7	44.90	33.65	44.81	0.09	33.60	21.05	2.03	1.96	14.27	14.11	133.74
HARL	Harleysville Svgs Fin Cp of PA	17.98	3,840	69.0	18.44	14.81	17.81	0.95	4.05	0.00	1.20	1.19	12.50	12.50	201.87
HWFG	Harrington West Fncl Grp of CA	16.85	5,448	91.8	17.17	15.46	16.60	1.51	0.30	1.57	1.53	1.58	11.87	10.67	206.60
HBOS	Heritage Fn Gp MHC of GA(30.3)	15.30	11,288	52.3	15.74	10.66	15.30	0.00	43.66	32.81	0.26	0.26	6.00	6.00	33.78
HIFS	Hingham Inst. for Sav. of MA	37.50	2,116	79.3	40.42	33.00	38.49	-2.57	-3.05	-3.35	2.60	2.60	23.68	23.68	313.35
HCFC	Home City Fin. Corp. of OH	16.30	836	13.6	16.60	14.22	16.20	0.62	8.67	3.49	1.01	1.02	16.43	16.15	177.22
HOME	Home Fed Bncp MHC of ID (40.7)	16.99	15,154	104.9	17.08	11.97	15.85	7.19	38.58	40.07	0.42	0.38	7.00	7.00	49.93
HFBC	HopFed Bancorp, Inc. of KY	16.63	3,660	60.9	17.10	14.91	16.25	2.34	5.59	4.92	1.13	1.15	13.52	11.03	204.38
HCBK	Hudson City Bancorp, Inc of NJ	13.52	571,476	7,726.4	14.07	11.40	13.30	1.65	18.49	11.55	0.52	0.52	8.75	8.75	54.82
IFSB	Independence FSB of DC	10.60	1,552	16.5	12.85	8.20	10.99	-3.55	-7.83	-12.47	-0.58	-1.42	9.24	9.24	109.67
ISBC	Investors Bcrp MHC of NJ(45.7)	14.79	116,276	786.5	15.60	9.95	14.80	-0.07	48.35	34.09	0.13	0.24	7.73	7.73	47.28
JXSB	Jcksnville Bcp MHC of IL(47.7)	12.90	1,985	12.2	15.80	12.05	12.83	0.55	-0.77	-15.41	0.56	0.52	10.00	8.55	129.99
JFBI	Jefferson Bancshares Inc of TN	13.20	6,614	87.3	14.12	12.58	13.17	0.23	2.72	-3.23	0.35	0.38	11.27	11.27	49.46
KFED	K-Fed Bancorp MHC of CA (37.6)	16.27	14,206	86.9	16.44	11.73	16.18	0.56	34.02	35.58	0.36	0.36	6.59	6.28	53.98
KNBT	KNBT Bancorp, Inc. of PA	16.91	28,012	473.7	17.02	14.29	16.77	0.83	16.86	3.81	0.79	0.87	12.20	7.38	106.90
KFFB	KY Fst Fed Bp MHC of KY (44.8)	10.34	8,563	39.7	11.25	9.30	10.20	1.37	4.87	-0.58	0.22	0.23	7.54	5.76	30.62
KRNY	Kearny Fin Cp MHC of NJ (30.0)	16.03	72,738	349.8	16.03	11.01	15.43	3.89	42.11	31.39	0.22	0.14	6.92	5.77	27.97
LSBX	LSB Corp of No. Andover MA	16.48	4,549	75.0	19.24	16.00	16.35	0.80	1.92	-5.01	0.19	0.95	11.91	11.91	113.41
LSBI	LSB Fin. Corp. of Lafayette IN	25.40	1,608	40.8	29.78	25.00	25.24	0.63	-0.43	-3.39	2.08	1.97	20.93	20.93	229.56
LSBK	Lake Shore Bnp MHC of NY(45.0)	11.50	6,613	34.2	11.50	9.92	11.47	0.26	15.00	15.00	0.27	0.30	8.02	8.02	53.07
LEGC	Legacy Bancorp, Inc. of MA	15.40	10,309	158.8	16.00	12.55	15.16	1.58	54.00	15.36	-0.20	0.33	14.27	13.97	78.39
LBCP	Liberty Bancorp, Inc. of MO	10.05	4,753	47.8	11.00	8.04	10.15	-0.99	27.22	13.43	0.37	0.37	9.86	9.86	59.51
LNCB	Lincoln Bancorp of IN	19.25	5,383	103.6	19.59	15.02	18.35	4.90	22.46	17.02	0.64	0.55	18.36	13.36	163.63
MAFB	MAF Bancorp, Inc. of IL	42.91	33,102	1,420.4	45.00	39.65	41.59	3.17	7.62	3.70	3.17	2.97	31.38	19.01	345.91
MFBC	MFB Corp. of Mishawaka IN	33.35	1,340	44.7	33.38	25.87	32.25	3.41	19.75	20.61	1.80	1.89	28.79	25.97	377.83
MGYR	Magyar Bancorp MHC of NJ(46.0)	12.59	5,924	34.3	13.97	10.35	13.06	-3.60	25.90	25.90	0.21	0.54	8.00	8.00	69.33
MASB	MassBank Corp. of Reading MA	32.68	4,318	141.1	35.00	28.45	32.50	0.55	12.23	-0.97	1.70	1.59	23.72	23.47	199.61
MFLR	Mayflower Co-Op. Bank of MA	12.85	2,092	26.9	15.25	10.90	13.33	-3.60	-15.57	-6.48	0.69	0.71	8.89	8.86	117.40
CASH	Meta Financial Group of IA	24.95	2,517	62.8	28.10	18.75	24.51	1.80	33.07	23.21	1.51	2.20	17.28	15.93	296.71
MFSF	MutualFirst Fin. Inc. of IN	20.45	4,441	90.8	22.29	18.84	20.41	0.20	-4.88	-7.05	1.37	1.34	19.85	16.73	220.42
NASB	NASB Fin. Inc. of Grandview MO	42.72	8,369	357.5	42.92	31.77	39.59	7.91	18.67	8.54	2.57	1.26	18.33	17.97	185.25
NECB	NE Comm Bncrp MHC of NY (45.0)	11.37	13,225	67.7	11.45	10.75	11.27	0.89	13.70	13.70	0.18	0.18	7.04	7.04	21.85
NHTB	NH Thrift Bancshares of NH	16.30	4,191	68.3	16.99	12.50	15.71	3.76	20.74	10.58	1.32	1.22	11.21	8.31	160.10
NVSL	Naug Vlly Fin MHC of CT (44.6)	11.18	7,549	37.6	11.95	10.17	11.00	1.64	7.50	9.07	0.26	0.26	6.68	6.65	49.32
NTBK	NetBank, Inc. of Alpharetta GA	6.11	46,360	283.3	7.97	4.03	6.33	-3.48	-19.92	-15.37	-0.92	-1.73	7.48	5.80	89.34

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-A (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 13, 2006

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
NEBS	New England Bnchrs Inc. of CT	13.00	5,348	69.5	13.10	10.19	13.00	0.00	23.69	21.50	0.24	0.24	10.62	10.29	48.20
NFSB	Newport Bancorp, Inc. of RI	13.91	4,878	67.9	14.48	12.25	14.10	-1.35	39.10	39.10	0.17	0.26	11.76	11.76	64.05
FFFD	North Central Bancshares of IA	41.04	1,424	58.4	41.23	36.50	39.50	3.90	8.86	7.83	3.80	3.80	29.78	26.31	348.48
NWSB	Northwest Bcrp MHC of PA(39.0)	27.00	50,097	528.1	27.25	20.04	26.63	1.39	31.77	27.00	1.15	1.10	11.87	8.53	131.43
OSHC	Ocean Shr Hldg MHC of NJ(45.5)	12.75	8,734	50.7	13.10	10.55	12.80	-0.39	20.28	10.68	0.34	0.34	7.07	7.07	64.38
OCFC	OceanFirst Fin. Corp of NJ	22.26	12,318	274.2	24.83	20.55	21.90	1.64	-0.27	-2.20	1.53	0.91	10.88	10.78	170.54
ONFC	Oneida Financl MHC of NY(44.6)	11.85	7,783	41.2	12.86	9.75	11.75	0.85	15.61	18.50	0.49	0.46	7.00	4.42	56.13
PSBH	PSB Hldgs Inc MHC of CT (45.2)	11.13	6,809	34.3	11.31	10.00	11.06	0.63	11.30	6.51	0.31	0.28	7.18	5.97	69.67
PVFC	PVF Capital Corp. of Solon OH	10.82	7,716	83.5	11.65	9.70	10.80	0.19	-6.72	1.69	0.68	0.61	8.85	8.85	115.68
PPBI	Pacific Premier Bncrp of CA	12.07	5,264	63.5	12.75	10.75	12.19	-0.98	9.73	2.29	1.55	1.38	10.54	10.54	135.70
PBCI	Pamrapo Bancorp, Inc. of NJ	19.53	4,976	97.2	22.00	18.78	19.18	1.82	-8.57	-8.95	1.48	1.46	11.98	11.98	129.43
PFED	Park Bancorp of Chicago IL	33.50	1,123	37.6	35.96	28.36	34.00	-1.47	9.84	6.69	0.09	0.02	26.43	26.43	209.82
PVSA	Parkvale Financial Corp of PA	31.80	5,669	180.3	33.75	27.00	31.80	0.00	16.70	12.77	2.35	2.26	21.64	15.97	327.87
PRTR	Partners Trust Fin. Grp. of NY	11.02	44,970	495.6	12.79	10.08	10.85	1.57	6.27	-8.55	0.71	0.75	10.81	5.10	84.36
PBHC	Pathfinder BC MHC of NY (35.7)	14.40	2,463	12.7	15.05	11.00	14.15	1.77	10.77	10.26	0.25	0.33	8.36	6.68	120.57
PFSB	PennFed Fin. Services of NJ	18.08	12,864	232.6	19.67	15.86	17.90	1.01	5.12	-1.85	1.04	1.07	9.59	9.59	179.17
PFDC	Peoples Bancorp of Auburn IN	19.75	3,246	64.1	22.25	15.60	19.50	1.28	-0.75	-6.31	1.05	1.13	19.29	18.50	153.52
PBCT	Peoples Bank MHC of CT (42.2)(8)	40.75	142,000	2,444.5	41.15	29.83	40.22	1.32	37.11	31.20	0.96	0.99	9.34	8.60	77.50
PCBI	Peoples Community Bcrp. of OH	19.49	4,828	94.1	21.83	17.25	19.02	2.47	-5.48	-3.51	0.60	0.80	19.61	13.24	226.95
PFSL	Pocahontas Bancorp, Inc. of AR(8)	17.50	4,642	81.2	17.72	11.95	16.91	3.49	42.05	35.14	0.64	0.47	11.09	8.19	157.89
PROV	Provident Fin. Holdings of CA	29.19	6,992	204.1	33.15	25.04	29.29	-0.34	12.01	10.99	2.94	2.26	19.48	19.48	232.05
PBNY	Provident NY Bncrp, Inc. of NY	14.30	42,623	609.5	14.46	10.47	14.12	1.27	31.55	29.88	0.48	0.48	9.18	5.12	65.23
PBIP	Prudential Bncp MHC PA (43.5)	13.51	12,236	72.0	14.40	10.70	13.40	0.82	19.56	14.01	0.30	0.31	7.26	7.26	38.15
PULB	Pulaski Fin Cp of St. Louis MO	16.02	9,880	158.3	19.24	15.05	15.96	0.38	-8.46	-10.80	0.89	0.98	7.46	7.00	95.03
RPFG	Ranier Pacific Fin Group of WA	18.39	6,629	121.9	18.88	14.34	18.27	0.66	27.97	14.87	0.40	0.37	12.86	12.84	138.67
RIVR	River Valley Bancorp of IN	18.50	1,609	29.8	20.50	17.75	18.72	-1.18	-6.23	-2.89	1.15	1.07	14.39	14.37	203.75
RVSB	Riverview Bancorp, Inc. of WA	13.92	11,560	160.9	14.06	10.24	13.47	3.34	30.46	19.38	0.91	0.92	6.09	5.80	68.63
RCKB	Rockville Fin MHC of CT (45.0)	14.76	19,435	129.1	15.00	12.67	14.72	0.27	12.84	13.10	0.40	0.39	7.94	7.89	59.14
ROMA	Roma Fin Corp MHC of NJ (30.0)	15.49	32,732	157.2	16.50	12.92	15.10	2.58	54.90	54.90	0.21	0.21	6.80	6.78	26.87
ROME	Rome Bancorp, Inc. of Rome NY	12.71	8,807	111.9	13.00	10.06	12.51	1.60	25.84	17.25	0.39	0.39	9.20	9.20	33.91
SIFI	SI Fin Gp Inc MHC of CT (41.3)	11.71	12,422	60.1	12.49	10.35	11.70	0.09	6.45	6.94	0.26	0.26	6.42	6.35	58.88
SVBI	Severn Bancorp, Inc. of MD	19.35	9,150	177.1	20.65	16.45	18.97	2.00	16.01	9.51	1.74	1.70	8.72	8.68	98.87
SSFC	South Street Fin. Corp. of NC	9.05	2,955	26.7	10.00	8.38	9.05	0.00	-4.74	-4.74	0.54	0.55	8.73	8.73	87.27
SUPR	Superior Bancorp of AL	11.60	20,350	236.1	12.00	10.49	11.49	0.96	7.41	1.67	0.19	0.12	5.21	4.62	75.24
SYNF	Synergy Financial Group of NJ	16.12	11,344	182.9	16.30	11.32	16.23	-0.68	35.01	28.65	0.39	0.39	8.33	8.27	88.12
THRD	TF Fin. Corp. of Newtown PA	31.15	2,870	89.4	33.00	26.54	30.60	1.80	12.01	9.49	1.99	1.97	21.91	20.31	234.89
TONE	TierOne Corp. of Lincoln NE	33.66	18,150	610.9	35.60	24.50	32.71	2.90	36.94	14.45	2.04	1.98	18.21	15.37	183.05
TSBK	Timberland Bancorp, Inc. of WA	36.32	3,786	137.5	39.06	23.15	34.98	3.83	56.55	54.82	2.07	2.01	20.82	18.91	147.00
TRST	TrustCo Bank Corp NY of NY	11.14	74,828	833.6	13.47	10.40	10.99	1.36	-6.07	-10.31	0.72	0.71	2.86	2.85	39.66
UCBA	United Comm Bncp MHC IN (45.0)	11.00	8,464	41.9	11.00	10.25	10.80	1.85	10.00	10.00	-0.05	-0.01	7.38	7.38	43.28
UCFC	United Community Fin. of OH	12.96	30,928	400.8	13.33	10.51	12.68	2.21	21.35	9.74	0.78	0.73	8.72	7.58	85.38
UBNK	United Fin Grp MHC of MA(46.6)	13.20	17,206	105.8	14.23	11.17	12.93	2.09	15.69	14.48	0.25	0.25	7.98	7.96	55.07
UWBK	United Western Bncp, Inc of CO	20.99	7,557	158.6	24.60	12.52	21.10	-0.52	54.68	11.59	0.36	0.63	14.18	14.18	285.31
VPFG	ViewPoint Finl MHC of TX(45.0)	14.90	25,789	172.9	15.50	14.25	15.29	-2.55	49.00	49.00	0.08	0.09	8.01	8.01	61.79
WSFS	WSFS Financial Corp. of DE	62.35	6,650	414.6	65.00	57.21	60.83	2.50	8.10	1.80	4.41	4.46	28.78	28.56	456.64
WVFC	WVS Financial Corp. of PA	16.83	2,335	39.3	18.08	16.00	16.50	2.00	4.53	3.82	1.25	1.25	12.48	12.48	192.82
WFSL	Washington Federal, Inc. of WA	23.25	87,256	2,028.7	25.07	21.38	22.37	3.93	8.24	1.13	1.63	1.63	13.97	13.33	100.89
WAUW	Wauwatosa Hlds MHC of WI(30.3)	17.74	33,057	177.5	19.00	10.40	17.51	1.31	69.60	55.07	0.23	0.21	7.13	7.13	47.65
WAYN	Wayne Savings Bancshares of OH	14.75	3,360	49.6	16.50	13.83	14.55	1.37	-2.90	-2.64	0.53	0.64	10.57	9.83	119.19
WFBC	Willow Financial Bcp Inc of PA	16.08	14,849	238.8	18.36	14.60	15.77	1.97	7.70	6.49	0.85	0.93	13.77	6.62	106.25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-8
Weekly Thrift Market Line - Part Two
Prices As Of October 13, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(132)	10.41	9.21	0.71	7.85	5.05	0.67	7.33	0.50	238.21	0.93	18.35	142.59	14.48	165.09	18.90	0.45	2.23	37.36
NYSE Traded Companies(13)	9.51	6.92	0.80	10.41	6.18	0.64	7.58	0.26	290.00	0.72	18.18	153.99	14.07	205.20	18.89	0.51	2.00	30.76
AMEX Traded Companies(4)	9.01	8.87	0.80	9.28	6.71	0.72	8.60	0.53	123.33	1.16	16.24	142.50	12.69	145.66	17.44	0.47	2.01	32.93
NASDAQ Listed OTC Companies(115)	10.58	9.49	0.69	7.49	4.86	0.67	7.25	0.52	235.53	0.95	18.47	141.20	14.59	161.32	18.96	0.44	2.27	38.37
California Companies(10)	7.58	7.48	1.00	14.04	9.01	0.74	10.47	0.18	300.73	0.63	12.62	144.84	11.05	147.41	13.94	0.49	1.60	20.60
Florida Companies(7)	6.37	5.81	0.59	9.60	5.43	0.55	7.91	0.18	357.63	0.80	20.05	166.30	11.43	199.24	21.44	0.08	0.65	15.96
Mid-Atlantic Companies(35)	10.51	8.53	0.80	8.78	5.25	0.77	8.45	0.23	298.46	0.92	17.45	151.62	15.81	190.08	17.34	0.45	2.46	40.86
Mid-West Companies(45)	10.32	9.34	0.61	6.51	4.85	0.59	6.33	0.89	110.94	0.91	19.79	129.08	13.11	144.78	20.31	0.52	2.61	43.40
New England Companies(14)	14.33	12.80	0.55	4.84	3.57	0.65	5.51	0.10	574.19	0.97	20.54	129.58	18.13	151.16	20.71	0.40	1.82	36.23
North-West Companies(6)	10.97	9.91	1.16	10.74	5.68	1.13	10.28	0.12	267.11	0.99	15.37	179.21	19.03	197.96	15.92	0.51	2.25	42.31
South-East Companies(12)	10.49	9.75	0.66	7.08	3.55	0.59	6.23	0.63	288.13	1.31	19.59	155.16	14.78	170.16	18.99	0.44	2.26	41.08
South-West Companies(2)	6.70	3.59	0.59	8.23	5.35	0.50	6.96	0.58	49.11	0.32	18.71	148.94	9.97	277.49	22.14	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.97	4.97	0.13	2.30	1.72	0.23	4.02	0.98	51.63	0.78	NM	148.03	7.36	148.03	33.32	0.00	0.00	0.00
Thrift Strategy(126)	10.54	9.34	0.70	7.70	4.99	0.67	7.16	0.50	228.75	0.94	18.36	141.51	14.57	164.54	18.98	0.45	2.26	37.86
Mortgage Banker Strategy(4)	8.33	6.32	0.84	10.46	6.05	0.83	10.19	0.24	364.18	0.74	19.87	160.90	13.27	183.24	18.31	0.44	1.72	30.82
Real Estate Strategy(1)	7.65	7.65	0.62	7.83	6.28	0.55	7.03	1.77	29.04	0.62	15.91	122.26	9.35	122.26	17.74	0.30	2.77	44.12
Diversified Strategy(1)	6.30	6.25	1.03	15.86	7.07	1.04	16.04	0.11	813.92	1.34	14.14	216.64	13.65	218.31	13.98	0.32	0.51	7.26
Companies Issuing Dividends(118)	10.54	9.25	0.74	8.09	5.20	0.71	7.67	0.51	238.19	0.95	18.55	142.62	14.68	165.08	18.88	0.50	2.49	41.78
Companies Without Dividends(14)	9.37	8.87	0.41	5.82	3.80	0.32	4.35	0.34	238.34	0.76	15.05	142.25	12.69	165.23	19.22	0.00	0.00	0.00
Equity/Assets <6%(15)	5.36	4.90	0.51	9.44	6.14	0.50	8.88	0.37	196.05	0.72	14.04	152.50	8.27	174.36	15.95	0.35	1.84	25.50
Equity/Assets 6-12%(85)	8.63	7.70	0.76	9.17	5.61	0.70	8.38	0.56	212.23	0.90	17.03	148.27	12.84	166.47	17.60	0.51	2.33	37.06
Equity/Assets >12%(32)	17.03	14.80	0.66	3.92	3.21	0.68	4.06	0.39	312.51	1.10	24.49	124.39	21.24	157.73	24.31	0.35	2.18	45.30
Converted Last 3 Mths (no MHC)(2)	19.87	19.87	0.52	2.77	2.70	0.51	2.73	0.84	198.25	0.92	27.16	102.92	20.48	102.92	27.16	0.05	0.50	13.51
Actively Traded Companies(10)	9.31	8.10	0.79	8.50	5.17	0.86	9.11	0.26	298.04	0.82	17.49	152.85	14.10	170.60	17.27	0.78	3.05	46.38
Market Value Below $20 Million(6)	10.19	10.16	0.47	4.88	4.45	0.22	2.55	0.50	97.50	0.85	15.59	108.31	11.24	108.65	18.57	0.35	2.46	35.34
Holding Company Structure(126)	10.51	9.24	0.71	7.91	5.08	0.69	7.44	0.50	239.04	0.93	18.49	143.07	14.64	166.71	19.02	0.45	2.27	37.74
Assets Over $1 Billion(55)	9.69	7.61	0.85	9.86	5.53	0.76	8.56	0.41	251.18	0.87	18.17	158.94	15.13	201.47	19.26	0.48	2.19	34.06
Assets $500 Million-$1 Billion(39)	9.63	8.80	0.67	7.69	5.25	0.70	7.99	0.46	264.80	0.87	17.30	140.40	13.43	154.52	17.64	0.45	2.09	38.25
Assets $250-$500 Million(27)	12.54	12.13	0.67	6.37	4.98	0.68	6.45	0.62	218.74	0.87	20.24	125.35	15.26	129.72	19.66	0.41	2.39	42.11
Assets less than $250 Million(11)	11.38	11.17	0.25	2.41	2.35	0.14	1.41	0.80	147.17	1.53	18.28	114.61	12.95	117.97	19.57	0.39	2.55	41.31
Goodwill Companies(94)	9.92	8.22	0.76	8.44	5.21	0.72	7.83	0.44	255.07	0.93	18.39	146.10	14.32	178.55	18.70	0.50	2.29	38.78
Non-Goodwill Companies(38)	11.54	11.46	0.60	6.52	4.70	0.57	6.17	0.63	193.87	0.93	18.25	134.63	14.83	134.99	19.36	0.34	2.11	34.02
Acquirors of FSLIC Cases(4)	9.38	9.16	0.62	6.14	3.36	0.36	3.21	0.43	147.91	0.63	12.10	139.95	13.47	142.86	13.34	0.47	2.19	28.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 13, 2006

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.08	14.46	0.56	3.59	1.81	0.56	3.69	0.24	314.17	0.69	30.88	198.04	29.74	209.42	31.73	0.29	1.58	20.82
AMEX Traded Companies(2)	15.21	15.21	0.97	6.28	3.75	0.95	6.16	0.33	215.18	0.88	26.63	163.33	24.84	163.33	27.16	0.30	2.17	57.69
NASDAQ Listed OTC Companies(38)	15.08	14.44	0.55	3.52	1.76	0.55	3.62	0.23	317.83	0.69	31.35	198.98	29.87	210.66	32.14	0.29	1.56	18.78
California Companies(1)	12.21	11.63	0.74	5.55	2.21	0.74	5.55	0.01	0.00	0.39	NM	246.89	30.14	259.08	NM	0.36	2.21	0.00
Mid-Atlantic Companies(21)	15.25	14.61	0.54	3.21	1.68	0.56	3.52	0.21	373.01	0.63	30.42	189.51	28.58	203.95	30.93	0.19	1.21	17.55
Mid-West Companies(6)	16.52	15.36	0.47	3.32	1.81	0.47	3.32	0.40	128.47	0.58	23.04	190.75	29.93	201.46	24.81	0.54	2.73	26.79
New England Companies(7)	12.53	12.13	0.55	4.22	2.39	0.54	4.12	0.09	472.13	0.84	36.40	171.22	21.49	178.37	38.80	0.16	1.37	30.77
South-East Companies(3)	17.34	17.04	0.93	5.13	1.83	0.78	4.52	0.37	213.78	1.22	NM	289.84	51.47	295.49	NM	0.81	2.65	0.00
South-West Companies(1)	12.96	12.96	0.13	1.00	0.54	0.15	1.12	0.00	0.00	0.00	NM	186.02	24.11	186.02	NM	0.00	0.00	0.00
Western Companies (Excl CA)(1)	14.02	14.02	0.89	6.13	2.47	0.81	5.55	0.00	0.00	0.63	NM	242.71	34.03	242.71	NM	0.22	1.29	52.38
Thrift Strategy(39)	15.08	14.46	0.56	3.59	1.81	0.56	3.69	0.24	314.17	0.69	30.88	198.04	29.74	209.42	31.73	0.29	1.58	20.82
Companies Issuing Dividends(27)	14.32	13.39	0.59	3.72	1.86	0.56	3.59	0.25	252.95	0.74	28.26	206.47	29.40	223.55	29.44	0.44	2.40	56.52
Companies Without Dividends(13)	16.55	16.50	0.51	3.35	1.70	0.57	3.88	0.19	443.41	0.59	36.99	181.83	30.39	182.23	34.93	0.00	0.00	0.00
Equity/Assets <6%(1)	3.94	3.62	-0.87	-17.76	-8.80	-0.85	-17.46	0.03	948.06	0.56	NM	251.02	9.89	272.78	NM	0.50	3.70	0.00
Equity/Assets 6-12%(11)	9.75	9.13	0.51	5.09	2.68	0.55	5.55	0.27	320.01	0.79	30.94	193.21	18.92	210.27	30.88	0.42	1.93	29.62
Equity/Assets >12%(28)	17.77	17.13	0.64	3.78	1.85	0.62	3.72	0.22	276.03	0.65	30.79	198.04	35.08	206.62	32.91	0.23	1.35	16.77
Holding Company Structure(36)	14.82	14.15	0.56	3.58	1.81	0.55	3.68	0.25	318.84	0.72	30.88	197.57	29.23	209.57	31.73	0.30	1.57	19.02
Assets Over $1 Billion(9)	15.51	14.61	0.64	4.54	1.81	0.57	4.30	0.32	195.88	0.69	30.19	241.76	38.17	259.85	31.20	0.59	1.69	12.52
Assets $500 Million-$1 Billion(12)	14.04	13.91	0.50	2.45	1.12	0.47	2.23	0.11	491.32	0.53	36.48	210.98	29.10	215.13	36.48	0.21	1.44	28.08
Assets $250-$500 Million(18)	15.52	14.68	0.54	3.72	2.12	0.59	4.18	0.25	316.91	0.77	29.77	172.63	26.65	186.07	31.18	0.21	1.59	15.27
Assets less than $250 Million(1)	15.21	15.21	0.97	6.28	3.75	0.95	6.16	0.33	215.18	0.88	26.63	163.33	24.84	163.33	27.16	0.30	2.17	57.69
Goodwill Companies(18)	14.16	12.76	0.54	3.17	1.65	0.51	3.07	0.26	295.17	0.78	28.70	200.43	29.01	225.87	30.54	0.38	2.13	35.54
Non-Goodwill Companies(20)	16.04	16.04	0.61	4.11	1.99	0.64	4.49	0.21	328.41	0.61	33.06	198.38	30.98	198.38	32.57	0.25	1.26	18.16
MHC Institutions(40)	15.08	14.46	0.56	3.59	1.81	0.56	3.69	0.24	314.17	0.69	30.88	198.04	29.74	209.42	31.73	0.29	1.58	20.82
MHC Converted Last 3 Months(2)	13.85	13.85	0.33	2.33	1.39	0.18	1.32	0.00	0.00	0.00	NM	174.39	24.05	174.39	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 13, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.80	4.96	0.95	15.90	6.76	0.93	15.52	0.23	158.33	0.55	14.80	248.76	14.43	291.23	15.16	0.96	3.07	45.50
BFF	BFC Financial Corp. of FL	2.27	1.11	0.18	8.10	6.07	0.01	0.64	0.11	548.25	0.94	14.55	117.91	2.68	242.54	NM	0.00	0.00	0.00
BBX	BankAtlantic Bancorp of FL	8.14	6.82	0.45	5.67	3.53	0.49	6.14	0.13	496.43	0.93	28.33	159.81	13.00	190.74	26.15	0.16	1.18	33.33
DSL	Downey Financial Corp. of CA	7.39	7.37	1.14	16.22	10.07	0.92	12.97	0.22	114.44	0.32	9.93	150.73	11.14	151.09	12.42	0.40	0.57	5.69
FED	FirstFed Financial Corp. of CA	6.20	6.18	1.14	20.05	11.71	1.13	19.82	0.07	NA	1.09	8.54	154.40	9.57	154.97	8.64	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.28	5.28	0.53	10.35	8.18	0.34	6.74	1.00	26.18	0.32	12.22	121.74	6.43	121.74	18.78	0.60	3.90	47.62
GLK	Great Lakes Bancorp, Inc of NY	14.21	12.97	-0.02	-0.16	-0.12	-0.02	-0.16	NA	NA	0.71	NM	135.53	19.27	148.48	NM	0.00	0.00	NM
NDE	IndyMac Bancorp, Inc. of CA	7.59	7.26	1.55	21.39	10.81	-0.37	-5.06	0.43	55.61	0.38	9.25	172.38	13.09	180.41	NM	1.92	4.24	39.18
NYB	New York Community Bcrp of NY	12.87	4.98	0.87	6.83	4.66	1.04	8.14	0.10	297.02	0.44	21.46	133.60	17.19	345.15	18.00	1.00	5.97	NM
NAL	NewAlliance Bancshares of CT	18.69	11.54	0.70	3.48	2.77	0.73	3.65	0.13	413.81	1.02	36.09	128.16	23.95	207.49	34.49	0.24	1.55	55.81
PFB	PFF Bancorp, Inc. of Pomona CA	8.37	8.34	1.32	15.51	6.58	1.31	15.30	0.23	376.61	0.94	15.20	222.95	18.67	223.82	15.41	0.68	1.99	30.22
PFS	Provident Fin. Serv. Inc of NJ	17.46	10.10	0.94	5.34	4.72	0.94	5.34	0.10	523.45	0.86	21.19	118.34	20.67	204.72	21.19	0.40	2.14	45.45
SOV	Sovereign Bancorp, Inc. of PA	9.30	3.03	0.61	6.67	3.76	0.87	9.48	0.36	179.90	0.87	26.57	137.57	12.79	NM	18.68	0.32	1.34	35.56
AMEX Traded Companies																			
CNY	Carver Bancorp, Inc. of NY	7.51	7.51	0.58	7.76	8.89	0.60	8.02	0.42	145.68	0.81	11.25	85.42	6.41	85.42	10.88	0.36	2.15	24.16
FDT	Federal Trust Corp of FL	7.15	7.15	0.57	9.03	4.40	0.55	8.62	0.53	117.27	0.75	22.70	175.88	12.58	175.88	23.79	0.20	2.00	45.45
GOV	Gouverneur Bcp MHC of NY(42.8)	15.21	15.21	0.97	6.28	3.75	0.95	6.16	0.33	215.18	0.88	26.63	163.33	24.84	163.33	27.16	0.30	2.17	57.69
TSH	Teche Hlding Cp of N Iberia LA	8.89	8.33	0.91	10.09	5.30	0.93	10.30	0.64	107.05	0.95	18.87	188.85	16.78	201.49	18.47	1.16	2.20	41.58
WSB	Washington SB, FSB of Bowie MD	12.49	12.49	1.14	10.22	8.23	0.83	7.47	NA	NA	2.12	12.15	119.85	14.97	119.85	16.63	0.16	1.69	20.51
WFD	Westfield Finl MHC of MA(42.4)(8)	14.12	14.12	0.72	5.00	1.77	0.72	5.00	0.25	266.59	1.37	NM	285.43	40.29	285.43	NM	0.60	1.77	NM
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (42.5)	12.35	12.35	0.80	5.80	2.82	0.80	5.80	0.05	370.00	0.25	35.45	216.07	26.68	216.07	35.45	0.24	1.54	54.55
ALLB	Alliance Bank MHC of PA (20.0)	8.53	8.53	0.37	4.25	1.75	0.36	4.15	0.49	140.28	1.17	NM	247.53	21.10	247.53	NM	0.36	1.50	NM
ASBI	Ameriana Bancorp of IN	7.84	7.65	0.18	2.19	1.82	0.17	2.01	1.07	61.55	1.32	NM	127.91	10.03	131.20	NM	0.64	4.65	NM
ABNJ	American Bancorp of NJ	25.20	25.20	0.46	2.50	1.36	0.49	2.65	NA	NA	0.52	NM	133.41	33.62	133.41	NM	0.16	1.36	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.50	7.04	1.03	13.77	6.83	0.98	13.02	0.37	99.04	0.42	14.64	196.38	14.72	209.14	15.49	0.68	2.32	34.00
ACFC	Atl Cst Fed Cp of GA MHC(38.3)	12.21	11.83	0.76	5.91	2.22	0.76	5.91	0.42	139.22	0.75	NM	267.71	32.68	276.34	NM	0.44	2.45	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)	3.94	3.62	-0.87	-17.76	-8.80	-0.85	-17.46	0.03	948.06	0.56	NM	251.02	9.89	272.78	NM	0.50	3.70	NM
BKMU	Bank Mutual Corp of WI	14.66	13.06	0.69	4.43	3.18	0.64	4.10	0.19	181.51	0.60	31.40	147.07	21.56	165.05	33.95	0.30	2.39	75.00
BFIN	BankFinancial Corp. of IL	20.02	18.03	0.77	3.87	2.86	0.77	3.87	0.20	360.47	0.92	35.00	133.04	26.64	147.73	35.00	0.24	1.32	46.15
BKUNA	BankUnited Fin. Corp. of FL	5.48	5.26	0.65	12.71	7.77	0.59	11.63	0.09	268.58	0.30	12.87	134.20	7.36	139.78	14.05	0.02	0.08	1.00
BFBC	Benjamin Frkln Bncrp Inc of MA	12.18	8.03	0.59	4.77	4.36	0.57	4.61	0.04	NA	0.92	22.95	108.78	13.25	165.09	23.73	0.12	0.86	19.67
BHLB	Berkshire Hills Bancorp of MA	11.56	6.94	0.91	7.66	5.89	0.87	7.28	0.04	NA	0.87	16.99	129.21	14.93	215.03	17.88	0.56	1.51	25.57
BRBI	Blue River Bancshares of IN	8.15	6.55	0.77	9.61	7.62	0.75	9.41	1.48	52.13	0.99	13.13	123.90	10.10	154.25	13.41	0.06	0.97	12.77
BOFI	Bofi Holding, Inc. Of CA	8.83	8.83	0.43	4.63	5.28	0.40	4.23	NA	NA	0.28	18.94	85.33	7.53	85.33	20.72	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.84	5.84	0.56	10.84	9.71	0.56	10.73	0.01	NA	0.66	10.29	102.14	5.97	102.14	10.40	0.20	1.90	19.61
BRKL	Brookline Bancorp, Inc. of MA	24.83	22.65	0.96	3.59	2.49	0.93	3.49	0.07	NA	1.38	NM	146.46	36.36	160.50	NM	0.34	2.42	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	20.75	20.75	1.15	5.36	2.47	1.15	5.36	0.05	755.79	0.67	NM	210.76	43.72	210.76	NM	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	10.43	10.33	0.53	4.72	3.94	0.56	5.05	2.07	51.07	1.39	25.36	126.59	13.20	127.80	23.73	0.48	3.26	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.59	10.59	0.62	5.92	1.88	0.62	5.92	0.13	44.09	0.08	NM	316.11	33.49	316.11	NM	2.00	5.45	NM
CEBK	Central Bncrp of Somerville MA	7.14	6.73	0.38	5.25	4.23	0.34	4.68	0.22	310.49	0.93	23.64	124.54	8.90	132.15	26.52	0.72	2.36	55.81
CFBK	Central Federal Corp. of OH	13.40	13.40	-1.62	-13.18	-7.96	-1.64	-13.39	0.41	214.91	1.17	NM	126.47	16.95	126.47	NM	0.36	4.41	NM
CHFN	Charter Fincl MHC of GA (19.2)	22.04	21.53	1.23	5.22	1.58	0.79	3.38	0.42	133.54	1.55	NM	346.82	76.45	355.12	NM	1.80	4.18	NM
CHEV	Cheviot Fin Cp MHC of OH(42.5)	24.18	24.18	0.68	2.64	1.66	0.65	2.52	0.08	339.50	0.35	NM	164.42	39.75	164.42	NM	0.28	2.21	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.16	23.16	0.41	1.78	1.71	0.40	1.71	0.20	349.68	0.85	NM	103.92	24.07	103.92	NM	0.00	0.00	0.00
CTZN	Citizens First Bancorp of MI	9.93	9.19	0.53	5.21	3.89	0.59	5.75	1.19	68.35	0.90	25.72	131.47	13.06	142.02	23.34	0.36	1.30	33.33
CSBC	Citizens South Banking of NC	11.80	7.33	0.71	5.95	4.73	0.72	6.05	0.40	185.06	1.06	21.15	125.98	14.87	202.83	20.81	0.30	2.33	49.18
CSBK	Clifton Svg Bp MHC of NJ(43.8)	23.32	23.32	0.39	1.65	0.95	0.39	1.65	NA	NA	0.31	NM	177.66	41.43	177.66	NM	0.20	1.73	NM
CFCP	Coastal Fin. Corp. of SC	6.32	6.32	1.18	18.82	6.19	1.22	19.47	0.26	286.77	1.18	16.15	293.04	18.51	293.04	15.61	0.20	1.44	23.26
COBK	Colonial Bank MHC of NJ (46.0)	9.86	9.86	0.47	4.42	2.73	0.46	4.30	0.05	780.00	0.70	36.57	163.47	16.12	163.47	37.65	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.15	8.15	1.00	12.20	8.41	1.00	12.20	0.14	503.57	0.81	11.89	139.52	11.37	139.52	11.89	0.26	2.23	26.53
DCOM	Dime Community Bancshars of NY	9.39	7.60	1.12	12.26	6.55	1.08	11.76	0.01	NA	0.60	15.26	185.70	17.43	229.46	15.91	0.56	3.78	57.73
ESBF	ESB Financial Corp. of PA	5.96	3.59	0.48	7.02	6.19	0.59	8.68	0.19	132.53	0.83	16.15	126.06	7.52	209.54	13.07	0.40	3.64	58.82
ESBK	Elmira Svgs Bank, FSB of NY	6.67	6.59	0.85	12.30	7.07	0.95	13.75	0.19	323.71	0.90	14.15	175.95	11.74	178.25	12.66	0.84	2.80	39.62
FFDF	FFD Financial Corp of Dover OH	11.59	11.59	0.88	7.58	7.34	0.65	5.55	0.37	127.26	0.48	13.62	100.73	11.67	100.73	18.60	0.48	3.15	42.86
FMCO	FMS Fin Corp. of Burlington NJ(8)	6.07	5.95	0.49	8.02	2.91	0.47	7.76	0.31	134.46	1.14	34.35	272.41	16.55	277.92	35.51	0.12	0.38	13.04
FFCO	FedFirst Fin MHC of PA (45.0)	16.89	16.50	-0.10	-0.58	-0.41	0.19	1.16	0.17	179.04	0.48	NM	144.30	24.38	147.75	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	5.73	5.34	0.56	9.28	7.02	0.51	8.50	NA	NA	0.62	14.25	133.22	7.63	142.82	15.55	0.56	2.98	42.42
FFFL	Fidelity Bankshares, Inc of FL(8)	6.95	6.47	0.81	11.60	3.32	0.81	11.51	NA	NA	0.51	30.16	338.85	23.55	364.15	30.39	0.32	0.81	24.43
FBTC	First BancTrust Corp of IL	8.83	8.49	0.40	4.04	3.77	0.33	3.32	0.61	160.12	1.44	26.56	109.53	9.67	113.92	32.30	0.24	2.01	53.33

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 13, 2006

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FBEI	First Bancorp of Indiana of IN	9.92	9.26	0.54	5.26	5.31	0.70	6.80	0.16	192.00	0.45	18.85	101.30	10.04	108.49	14.58	0.60	3.22	60.61
FBSI	First Bancshares, Inc. of MO	11.29	11.14	-0.11	-0.98	-1.05	-0.05	-0.46	NA	NA	1.49	NM	93.75	10.59	95.01	NM	0.16	0.99	NM
FCAP	First Capital, Inc. of IN	9.50	8.19	0.84	8.79	7.18	0.80	8.45	0.71	70.70	0.68	13.93	122.16	11.60	141.58	14.48	0.68	3.73	51.91
FCLF	First Clover Leaf Fin Cp of IL	29.20	26.07	1.08	3.71	3.29	1.08	3.71	0.31	97.05	0.36	30.39	112.68	32.91	126.23	30.39	0.24	2.08	63.16
FCFL	First Community Bk Corp of FL	8.83	8.70	1.10	12.50	4.59	1.10	12.50	0.06	NA	1.08	21.77	243.68	21.51	247.25	21.77	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.19	7.62	1.02	9.83	7.52	0.93	8.98	0.51	183.03	1.15	13.30	128.23	13.06	171.39	14.55	0.96	3.45	45.93
FFSW	First Fed Banc of SW Inc of NM(8)	9.34	8.34	0.98	10.78	5.79	0.92	10.14	NA	NA	0.88	17.26	178.42	16.67	199.83	18.34	0.28	1.19	20.59
FFNM	First Fed of N. Michigan of MI	12.46	10.99	0.33	2.54	3.26	0.39	3.05	1.11	44.66	0.72	30.67	79.93	9.96	90.64	25.56	0.20	2.17	66.67
FFBH	First Fed. Bancshares of AR	8.94	8.94	0.96	10.55	7.11	0.93	10.23	1.70	15.12	0.33	14.07	145.77	13.04	145.77	14.51	0.60	2.62	36.81
FFBI	First Federal Bancshares of IL	5.84	5.40	0.16	2.55	1.85	0.16	2.55	NA	NA	0.51	NM	146.65	8.56	150.66	NM	0.48	3.01	NM
FFSX	First Federal Bankshares of IA	11.15	8.13	0.56	4.84	4.40	0.48	4.15	1.39	66.45	1.18	22.71	111.23	12.40	152.61	26.45	0.40	1.78	40.40
FFCH	First Fin. Holdings Inc. of SC	6.67	5.81	1.08	16.09	6.62	1.04	15.40	0.26	207.88	0.70	15.09	237.75	15.85	272.95	15.77	0.96	2.74	41.38
FFHS	First Franklin Corp. of OH	7.83	7.83	0.44	5.18	4.75	0.56	6.68	1.54	28.66	0.47	21.05	107.82	8.44	107.82	16.33	0.36	2.25	47.37
FKFS	First Keystone Fin., Inc of PA	5.15	5.15	0.15	2.82	2.05	0.11	2.02	0.68	82.40	0.90	NM	141.35	7.29	141.35	NM	0.00	0.00	0.00
FMSB	First Mutual Bncshrs Inc of WA	5.77	5.77	0.99	16.79	6.96	0.88	14.90	0.05	NA	1.06	14.38	240.08	13.86	240.08	16.20	0.36	1.57	22.50
FNFG	First Niagara Fin. Group of NY	17.04	7.61	1.18	6.91	5.81	1.18	6.91	0.27	335.44	1.30	17.20	117.81	20.09	263.90	17.20	0.48	3.28	56.47
FNFI	First Niles Fin., Inc. of OH	15.81	15.81	0.88	5.39	4.48	0.67	4.11	0.83	90.28	1.49	22.32	124.76	19.73	124.76	29.29	0.64	4.55	NM
FPTB	First PacTrust Bancorp of CA	9.65	9.65	0.63	6.18	3.96	0.63	6.12	NA	NA	0.64	25.27	154.10	14.87	154.10	25.50	0.64	2.30	58.18
FPFC	First Place Fin. Corp. of OH	10.01	6.62	0.86	8.94	5.39	0.79	8.27	0.75	101.15	0.89	18.54	136.93	13.70	206.85	20.06	0.56	2.29	42.42
FBNW	FirstBank NW Corp. of WA(8)	9.04	6.94	1.03	11.23	4.87	0.94	10.21	0.14	679.87	1.25	20.53	222.76	20.14	290.41	22.58	0.40	1.36	27.97
FFIC	Flushing Fin. Corp. of NY	7.88	7.26	0.96	12.72	6.05	0.96	12.72	0.08	328.91	0.34	16.54	182.86	14.41	198.57	16.54	0.44	2.44	40.37
FXCB	Fox Chase Bncp MHC of PA(44.5)	14.73	14.73	0.54	3.66	2.25	0.22	1.52	NA	NA	NA	NM	162.75	23.98	162.75	NM	0.00	0.00	0.00
FBTX	Franklin Bank Corp of TX	6.70	3.59	0.59	8.23	5.35	0.50	6.96	0.58	49.11	0.32	18.71	148.94	9.97	277.49	22.14	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	14.75	14.75	0.59	4.07	4.35	0.67	4.58	0.81	397.84	6.35	23.01	93.67	13.81	93.67	20.48	0.40	2.15	49.38
PEDE	Great Pee Dee Bancorp of SC	12.31	11.97	0.68	5.32	4.73	0.68	5.32	0.36	234.16	1.07	21.15	112.24	13.82	115.38	21.15	0.64	3.88	NM
GAFC	Greater Atlant. Fin Corp of VA(8)	3.83	3.52	-1.55	-35.59	NM	-2.04	-46.92	0.45	86.45	0.63	NM	127.30	4.87	138.27	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.4)	10.92	10.92	0.75	6.72	3.43	0.77	6.85	0.24	178.10	0.69	29.15	194.32	21.21	194.32	28.62	0.46	2.92	NM
HFFC	HF Financial Corp. of SD	6.04	5.51	0.48	7.89	6.40	0.66	10.93	0.51	113.34	0.77	15.61	120.71	7.30	132.45	11.27	0.41	2.41	37.61
HMNF	HMN Financial, Inc. of MN	9.27	8.88	1.15	12.66	7.61	1.03	11.35	0.35	264.94	1.32	13.14	160.43	14.88	167.56	14.66	1.00	2.92	38.31
HARB	Harbor Florida Bancshrs of FL(8)	10.67	10.55	1.58	14.86	4.53	1.53	14.35	0.09	713.66	0.81	22.09	314.30	33.54	317.86	22.88	1.10	2.45	54.19
HARL	Harleysville Svgs Fin Cp of PA	6.19	6.19	0.60	9.65	6.67	0.60	9.57	NA	NA	0.51	14.98	143.84	8.91	143.84	15.11	0.64	3.56	53.33
HWFG	Harrington West Fncl Grp of CA	5.75	5.16	0.74	13.85	9.08	0.76	14.30	0.13	382.59	0.78	11.01	141.95	8.16	157.92	10.66	0.50	2.97	32.68
HBOS	Heritage Fn Gp MHC of GA(30.3)	17.76	17.76	0.80	4.27	1.70	0.80	4.27	0.27	368.59	1.36	NM	255.00	45.29	255.00	NM	0.20	1.31	NM
HIFS	Hingham Inst. for Sav. of MA	7.56	7.56	0.88	11.35	6.93	0.88	11.35	0.03	NA	0.67	14.42	158.36	11.97	158.36	14.42	0.80	2.13	30.77
HCFC	Home City Fin. Corp. of OH	9.27	9.11	0.56	6.30	6.20	0.57	6.36	0.93	99.43	1.11	16.14	99.21	9.20	100.93	15.98	0.44	2.70	43.56
HOME	Home Fed Bncp MHC of ID (40.7)	14.02	14.02	0.89	6.13	2.47	0.81	5.55	NA	NA	0.63	NM	242.71	34.03	242.71	NM	0.22	1.29	52.38
HFBC	HopFed Bancorp, Inc. of KY	6.62	5.40	0.64	8.29	6.79	0.65	8.44	0.17	369.46	0.88	14.72	123.00	8.14	150.77	14.46	0.48	2.89	42.48
HCBK	Hudson City Bancorp, Inc of NJ	15.96	15.96	1.05	5.70	3.85	1.05	5.70	0.07	130.44	0.16	26.00	154.51	24.66	154.51	26.00	0.30	2.22	57.69
IFSB	Independence FSB of DC	8.43	8.43	-0.54	-5.71	-5.47	-1.32	-13.99	0.36	73.01	0.53	NM	114.72	9.67	114.72	NM	0.00	0.00	NM
ISBC	Investors Bcrp MHC of NJ(45.7)	16.35	16.35	0.28	2.16	0.88	0.53	3.99	0.08	146.93	0.21	NM	191.33	31.28	191.33	NM	0.00	0.00	0.00
JXSB	Jcksnville Bcp MHC of IL(47.7)	7.69	6.58	0.44	5.49	4.34	0.40	5.10	0.49	149.21	1.29	23.04	129.00	9.92	150.88	24.81	0.30	2.33	53.57
JFBI	Jefferson Bancshares Inc of TN	22.79	22.79	0.75	2.96	2.65	0.82	3.21	0.07	982.51	0.85	37.71	117.13	26.69	117.13	34.74	0.24	1.82	68.57
KFED	K-Fed Bancorp MHC of CA (37.6)	12.21	11.63	0.74	5.55	2.21	0.74	5.55	0.01	NA	0.39	NM	246.89	30.14	259.08	NM	0.36	2.21	NM
KNBT	KNBT Bancorp, Inc. of PA	11.41	6.90	0.72	5.92	4.67	0.80	6.52	0.28	188.89	1.08	21.41	138.61	15.82	229.13	19.44	0.32	1.89	40.51
KFFB	KY Fst Fed Bp MHC of KY (44.8)	24.62	18.81	0.70	2.88	2.13	0.73	3.01	0.58	47.76	0.48	NM	137.14	33.77	179.51	NM	0.40	3.87	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	24.74	20.63	0.77	3.17	1.37	0.49	2.02	0.07	376.60	0.78	NM	231.65	57.31	277.82	NM	0.20	1.25	NM
LSBX	LSB Corp of No. Andover MA	10.50	10.50	0.16	1.50	1.15	0.81	7.52	0.01	NA	1.69	NM	138.37	14.53	138.37	17.35	0.56	3.40	NM
LSBI	LSB Fin. Corp. of Lafayette IN	9.12	9.12	0.90	10.18	8.19	0.85	9.64	2.87	25.53	0.84	12.21	121.36	11.06	121.36	12.89	0.65	2.56	31.25
LSBK	Lake Shore Bnp MHC of NY(45.0)	15.11	15.11	0.49	4.42	2.35	0.54	4.91	0.30	101.81	0.58	NM	143.39	21.67	143.39	38.33	0.00	0.00	0.00
LEGC	Legacy Bancorp, Inc. of MA	18.20	17.82	-0.27	-1.83	-1.30	0.44	3.02	0.06	939.58	0.81	NM	107.92	19.65	110.24	NM	0.12	0.78	NM
LBCP	Liberty Bancorp, Inc. of MO	16.57	16.57	0.62	3.75	3.68	0.62	3.75	1.48	46.82	0.98	27.16	101.93	16.89	101.93	27.16	0.10	1.00	27.03
LNCB	Lincoln Bancorp of IN	11.22	8.16	0.41	3.45	3.32	0.35	2.96	0.44	154.23	0.96	30.08	104.85	11.76	144.09	35.00	0.56	2.91	NM
MAFB	MAF Bancorp, Inc. of IL	9.07	5.50	0.98	10.49	7.39	0.91	9.83	0.35	103.05	0.50	13.54	136.74	12.40	225.72	14.45	1.00	2.33	31.55
MFBC	MFB Corp. of Mishawaka IN	7.62	6.87	0.46	6.31	5.40	0.48	6.63	NA	NA	2.14	18.53	115.84	8.83	128.42	17.65	0.54	1.62	30.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	11.54	11.54	0.32	3.47	1.67	0.82	8.93	0.11	827.14	1.13	NM	157.38	18.16	157.38	23.31	0.00	0.00	0.00
MASB	MassBank Corp. of Reading MA	11.88	11.76	0.81	6.98	5.20	0.76	6.53	0.01	959.23	0.60	19.22	137.77	16.37	139.24	20.55	1.08	3.30	63.53
MFLR	Mayflower Co-Op. Bank of MA	7.57	7.55	0.60	7.78	5.37	0.62	8.00	NA	NA	1.22	18.62	144.54	10.95	145.03	18.10	0.40	3.11	57.97
CASH	Meta Financial Group of IA	5.82	5.37	0.50	8.89	6.05	0.73	12.96	0.90	89.26	1.50	16.52	144.39	8.41	156.62	11.34	0.52	2.08	34.44
MFSF	MutualFirst Fin. Inc. of IN	9.01	7.59	0.64	6.89	6.70	0.63	6.74	0.94	88.95	0.97	14.93	103.02	9.28	122.24	15.26	0.60	2.93	43.80
NASB	NASB Fin, Inc. of Grandview MO	9.89	9.70	1.39	14.36	6.02	0.68	7.04	0.88	54.29	0.56	16.62	233.06	23.06	237.73	33.90	0.90	2.11	35.02
NECB	NE Comm Bncrp MHC of NY (45.0)	32.22	32.22	0.82	2.56	1.58	0.82	2.56	NA	NA	0.59	NM	161.51	52.04	161.51	NM	0.00	0.00	0.00
NHTB	NH Thrift Bancshares of NH	7.00	5.19	0.85	11.78	8.10	0.78	10.88	0.08	766.35	0.81	12.35	145.41	10.18	196.15	13.36	0.52	3.19	39.39
NVSL	Naug Vlly Fin MHC of CT (44.6)	13.54	13.48	0.57	3.85	2.33	0.57	3.85	0.11	482.59	0.73	NM	167.37	22.67	168.12	NM	0.20	1.79	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.37	6.49	-0.91	-10.98	-15.06	-1.71	-20.64	1.86	33.98	0.91	NM	81.68	6.84	105.34	NM	0.08	1.31	NM
NEBS	New England Bnchrs Inc. of CT	22.03	21.35	0.50	2.26	1.85	0.50	2.26	0.23	272.67	1.09	NM	122.41	26.97	126.34	NM	0.12	0.92	50.00
NFSB	Newport Bancorp, Inc. of RI	18.36	18.36	0.27	1.45	1.22	0.41	2.21	0.12	581.68	0.74	NM	118.28	21.72	118.28	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit I-B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 13, 2006

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
FFFD	North Central Bancshares of IA	8.55	7.55	1.11	12.51	9.26	1.11	12.51	0.42	159.88	0.76	10.80	137.81	11.78	155.99	10.80	1.32	3.22	34.74
NWSB	Northwest Bcrp MHC of PA(39.0)	9.03	6.49	0.89	9.79	4.26	0.85	9.36	0.66	79.09	0.84	23.48	227.46	20.54	316.53	24.55	0.72	2.67	62.61
OSHC	Ocean Shr Hldg MHC of NJ(45.5)	10.98	10.98	0.53	4.87	2.67	0.53	4.87	0.05	609.03	0.44	37.50	180.34	19.80	180.34	37.50	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.38	6.32	0.94	13.85	6.87	0.56	8.24	0.09	566.24	0.59	14.55	204.60	13.05	206.49	24.46	0.80	3.59	52.29
ONFC	Oneida Financl MHC of NY(44.6)	12.47	7.87	0.87	7.10	4.14	0.82	6.67	0.03	NA	0.85	24.18	169.29	21.11	268.10	25.76	0.46	3.88	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.31	8.57	0.53	4.11	2.79	0.48	3.71	0.02	NA	0.78	35.90	155.01	15.98	186.43	39.75	0.24	2.16	NM
PVFC	PVF Capital Corp. of Solon OH	7.65	7.65	0.62	7.83	6.28	0.55	7.03	1.77	29.04	0.62	15.91	122.26	9.35	122.26	17.74	0.30	2.77	44.12
PPBI	Pacific Premier Bncrp of CA	7.77	7.77	1.20	15.96	12.84	1.07	14.21	0.23	193.78	0.49	7.79	114.52	8.89	114.52	8.75	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.26	9.26	1.14	12.61	7.58	1.13	12.44	0.19	219.61	0.59	13.20	163.02	15.09	163.02	13.38	0.92	4.71	62.16
PFED	Park Bancorp of Chicago IL	12.60	12.60	0.04	0.34	0.27	0.01	0.07	1.68	35.55	0.93	NM	126.75	15.97	126.75	NM	0.72	2.15	NM
PVSA	Parkvale Financial Corp of PA	6.60	4.87	0.72	11.33	7.39	0.69	10.89	0.28	290.25	1.21	13.53	146.95	9.70	199.12	14.07	0.80	2.52	34.04
PRTR	Partners Trust Fin. Grp. of NY	12.81	6.05	0.84	6.06	6.44	0.89	6.40	0.18	530.43	1.58	15.52	201.94	13.06	216.08	14.69	0.28	2.54	39.44
PBHC	Pathfinder BC MHC of NY (35.7)	6.93	5.54	0.20	2.91	1.74	0.27	3.85	0.76	73.16	0.86	NM	172.25	11.94	215.57	NM	0.41	2.85	NM
PFSB	PennFed Fin. Services of NJ	5.35	5.35	0.61	10.77	5.75	0.63	11.08	0.12	220.73	0.35	17.38	188.53	10.09	188.53	16.90	0.28	1.55	26.92
PFDC	Peoples Bancorp of Auburn IN	12.57	12.05	0.69	5.29	5.32	0.74	5.69	0.43	91.68	0.52	18.81	102.38	12.86	106.76	17.48	0.76	3.85	72.38
PBCT	Peoples Bank MHC of CT (42.2)(8)	12.05	11.10	1.24	10.58	2.36	1.28	10.92	0.22	304.53	0.82	NM	NM	52.58	NM	NM	1.00	2.45	NM
PCBI	Peoples Community Bcrp. of OH	8.64	5.83	0.28	3.37	3.08	0.37	4.49	1.63	80.94	1.05	32.48	99.39	8.59	147.21	24.36	0.60	3.08	NM
PFSL	Pocahontas Bancorp, Inc. of AR(8)	7.02	5.19	0.40	5.70	3.66	0.30	4.19	0.38	92.31	0.59	27.34	157.80	11.08	213.68	37.23	0.32	1.83	50.00
PROV	Provident Fin. Holdings of CA	8.39	8.39	1.28	15.75	10.07	0.98	12.10	0.10	681.34	0.75	9.93	149.85	12.58	149.85	12.92	0.60	2.06	20.41
PBNY	Provident NY Bncrp, Inc. of NY	14.07	7.85	0.77	5.20	3.36	0.77	5.20	0.15	474.56	1.40	29.79	155.77	21.92	279.30	29.79	0.20	1.40	41.67
PBIP	Prudential Bncp MHC PA (43.5)	19.03	19.03	0.81	4.06	2.22	0.84	4.19	0.07	187.88	0.27	NM	186.09	35.41	186.09	NM	0.16	1.18	53.33
PULB	Pulaski Fin Cp of St. Louis MO	7.85	7.37	1.04	15.14	5.56	1.15	16.67	1.07	76.25	0.92	18.00	214.75	16.86	228.86	16.35	0.34	2.12	38.20
RPFG	Ranier Pacific Fin Group of WA	9.27	9.26	0.31	3.09	2.18	0.29	2.86	0.02	NA	1.38	NM	143.00	13.26	143.22	NM	0.24	1.31	60.00
RIVR	River Valley Bancorp of IN	7.06	7.05	0.58	8.01	6.22	0.54	7.46	1.21	60.96	1.02	16.09	128.56	9.08	128.74	17.29	0.78	4.22	67.83
RVSB	Riverview Bancorp, Inc. of WA	11.79	8.45	1.39	11.62	6.54	1.41	11.75	0.05	NA	1.14	15.30	172.06	20.28	240.00	15.13	0.40	2.87	43.96
RCKB	Rockville Fin MHC of CT (45.0)	13.43	13.34	0.73	5.14	2.71	0.71	5.01	0.14	543.54	0.96	36.90	185.89	24.96	187.07	37.85	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (30.0)	25.31	25.23	0.78	3.09	1.36	0.78	3.09	NA	NA	0.25	NM	227.79	57.65	228.47	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY	27.13	27.13	1.11	3.78	3.07	1.11	3.78	0.39	161.55	0.76	32.59	138.15	37.48	138.15	32.59	0.30	2.36	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.90	10.78	0.46	4.02	2.22	0.46	4.02	0.02	NA	0.73	NM	182.40	19.89	184.41	NM	0.16	1.37	61.54
SVBI	Severn Bancorp, Inc. of MD	8.82	8.78	1.88	21.89	8.99	1.84	21.38	0.12	750.43	0.98	11.12	221.90	19.57	222.93	11.38	0.24	1.24	13.79
SSFC	South Street Fin. Corp. of NC	10.00	10.00	0.65	6.19	5.97	0.67	6.31	NA	NA	0.37	16.76	103.67	10.37	103.67	16.45	0.40	4.42	74.07
SUPR	Superior Bancorp of AL	6.92	6.14	0.27	3.68	1.64	0.17	2.33	0.39	215.54	1.12	NM	222.65	15.42	251.08	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	9.45	9.38	0.46	4.60	2.42	0.46	4.60	0.04	NA	0.78	NM	193.52	18.29	194.92	NM	0.24	1.49	61.54
THRD	TF Fin. Corp. of Newtown PA	9.33	8.65	0.86	9.15	6.39	0.86	9.05	0.34	119.74	0.54	15.65	142.17	13.26	153.37	15.81	0.76	2.44	38.19
TONE	TierOne Corp. of Lincoln NE	9.95	8.40	1.14	11.96	6.06	1.10	11.61	0.79	121.62	1.08	16.50	184.84	18.39	219.00	17.00	0.28	0.83	13.73
TSBK	Timberland Bancorp, Inc. of WA	14.16	12.86	1.42	10.31	5.70	1.37	10.01	0.39	191.58	1.02	17.55	174.45	24.71	192.07	18.07	0.72	1.98	34.78
TRST	TrustCo Bank Corp NY of NY	7.21	7.19	1.86	23.84	6.46	1.83	23.51	0.12	NA	2.63	15.47	NM	28.09	NM	15.69	0.64	5.75	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.05	17.05	-0.12	-0.91	-0.45	-0.02	-0.18	0.39	142.87	0.85	NM	149.05	25.42	149.05	NM	0.28	2.55	NM
UCFC	United Community Fin. of OH	10.21	8.88	0.95	9.12	6.02	0.89	8.54	1.32	46.77	0.71	16.62	148.62	15.18	170.98	17.75	0.36	2.78	46.15
UBNK	United Fin Grp MHC of MA(46.6)	14.49	14.45	0.48	4.00	1.89	0.48	4.00	0.18	390.27	0.98	NM	165.41	23.97	165.83	NM	0.20	1.52	NM
UWBK	United Western Bncp, Inc of CO	4.97	4.97	0.13	2.30	1.72	0.23	4.02	0.98	51.63	0.78	NM	148.03	7.36	148.03	33.32	0.00	0.00	0.00
VPFG	ViewPoint Finl MHC of TX(45.0)	12.96	12.96	0.13	1.00	0.54	0.15	1.12	NA	NA	NA	NM	186.02	24.11	186.02	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE	6.30	6.25	1.03	15.86	7.07	1.04	16.04	0.11	813.92	1.34	14.14	216.64	13.65	218.31	13.98	0.32	0.51	7.26
WVFC	WVS Financial Corp. of PA	6.47	6.47	0.67	10.08	7.43	0.67	10.08	NA	NA	1.76	13.46	134.86	8.73	134.86	13.46	0.64	3.80	51.20
WFSL	Washington Federal, Inc. of WA	13.85	13.21	1.70	11.86	7.01	1.70	11.86	0.08	342.63	0.36	14.26	166.43	23.04	174.42	14.26	0.82	3.53	50.31
WAUW	Wauwatosa Hlds MHC of WI(30.3)	14.96	14.96	0.49	3.91	1.30	0.44	3.57	0.73	47.38	0.44	NM	248.81	37.23	248.81	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.87	8.25	0.44	4.93	3.59	0.54	5.95	0.23	159.91	0.62	27.83	139.55	12.38	150.05	23.05	0.48	3.25	NM
WFBC	Willow Financial Bcp Inc of PA	12.96	6.23	0.86	6.91	5.29	0.94	7.56	0.77	115.81	1.33	18.92	116.78	15.13	242.90	17.29	0.48	2.99	56.47

EXHIBIT 2

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Westfield Finl MHC of MA(42.4) and Comparables
For the Twelve Months Ended March 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFBC	Benjamin Frkln Bncrp Inc of MA	5,170	-199	68	0	5,039	8,489	0.59
BHLB	Berkshire Hills Bancorp of MA	18,865	-1,030	350	-221	17,964	8,622	2.08
BRKL	Brookline Bancorp, Inc. of MA	21,383	-292	99	0	21,190	61,584	0.34
CEBK	Central Bncrp of Somerville MA	2,051	-343	117	0	1,825	1,591	1.15
HIFS	Hingham Inst. for Sav. of MA	5,497	13	-4	0	5,506	2,116	2.60
LSBX	LSB Corp of No. Andover MA	858	5,274	-1,793	0	4,339	4,549	0.95
LEGC	Legacy Bancorp, Inc. of MA	-2,079	8,346	-2,838	0	3,429	10,309	0.33
MASB	MassBank Corp. of Reading MA	7,337	-734	250	0	6,853	4,318	1.59
MFLR	Mayflower Co-Op. Bank of MA(1)	1,439	82	-28	0	1,493	2,092	0.71
NHTB	NH Thrift Bancshares of NH(4)	2,758	-307	104	0	2,555	4,191	1.22

(1) Financial information is for the quarter ending March 31, 2006.
(4) Figures are for two quarters of financial data. EPS figures are annualized.

Source: Westfield Finl MHC of MA(42.4)s audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Westfield Financial, Inc.
Prices as of October 13, 2006

Valuation Midpoint Pricing Multipl		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Massachusetts Companies Mean	Massachusetts Companies Median	All Public Mean	All Public Median
Price-earnings multiple	=	P/E	32.09 x	21.19x	18.92x	19.31x	18.92x	19.44x	17.26x
Price-core earnings multiple	=	P/CE	31.26 x	23.99x	19.33x	19.79x	18.10x	20.21x	17.88x
Price-book ratio	=	P/B	104.66%	134.14%	138.07%	129.99%	133.79%	155.59%	144.98%
Price-tangible book ratio	=	P/TB	104.66%	156.01%	151.70%	146.79%	142.14%	175.56%	162.75%
Price-assets ratio	=	P/A	28.16%	15.71%	13.89%	17.10%	14.73%	18.03%	14.95%

Valuation Parameters

				Adjusted		
Pre-Conversion Earnings (Y)	$5,148,000	(12 Mths 09/06)	ESOP Stock (% of Offering + Foundation) (E)	4.00%		
Pre-Conversion Core Earnings (Y	$5,378,000	(12 Mths 09/06)	Cost of ESOP Borrowings (S)	0.00%		
Pre-Conversion Book Value (B)	$117,026,000		ESOP Amortization (T)	30.00	Years	
Pre-Conv. Tang. Book Value (B)	$117,026,000		Stock Program (% of Offering + Foundation (M)	3.39%		
Pre-Conversion Assets (A)	$837,465,000		Stock Programs Vesting (N)	5.00	Years	
Reinvestment Rate (R)	5.21%		Fixed Expenses	$1,250,000		
Tax rate (TAX)	39.10%		Variable Expenses	1.00%		
After Tax Reinvest. Rate (R)	3.17%		Percentage Sold (PCT)	57.6477%		
Est. Conversion Expenses (1)(X)	1.70%		MHC Assets (MHC1)	$2,714,000		
Price/Share	$10.00		MHC Assets as a % of Offering (MHC2)	1.70%		
Foundation Cash Contribution (F(	0.00%		Options as % of Offering (O1)	8.48%		
Foundation Stock Contribution (F:	0.00%	Shares	Estimated Option Value (O2)	16.67%		years
Foundation Tax Benefit (FT)	$0		Option Vesting Period (O3)	5.00		
			% of Options taxable (O4)	25.00%		

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{P/E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O}$ V= $277,547,870

2. $V = \frac{P/Core E * (YC)}{P/Core E * PCT * ((1-X-E-M-FS+MHC2)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O}$ V= $277,547,870

3. $V = \frac{P/B * (B+FT+MHC1)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $277,547,870

4. $V = \frac{P/TB * (B+FT+MHC1)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $277,547,870

5. $V = \frac{P/A * (A+FT+MHC1)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $277,547,870

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	21,160,000	15,545,705	36,705,705	0	36,705,705	3.77358
Maximum	18,400,000	13,518,005	31,918,005	0	31,918,005	3.28138
Midpoint	16,000,000	11,754,787	27,754,787	0	27,754,787	2.85337
Minimum	13,600,000	9,991,569	23,591,569	0	23,591,569	2.42537

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$211,600,000	$155,457,050	$367,057,050	$0	$367,057,050
Maximum	$184,000,000	$135,180,050	$319,180,050	0	$319,180,050
Midpoint	$160,000,000	$117,547,870	$277,547,870	0	$277,547,870
Minimum	$136,000,000	$99,915,690	$235,915,690	0	$235,915,690

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westfield Financial, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$235,915,690
Exchange Ratio	2.42537
2nd Step Offering Proceeds	$136,000,000
Less: Estimated Offering Expenses	2,494,930
Plus: MHC Assets	2,714,000
2nd Step Net Conversion Proceeds (Including Foundation)	$136,219,070

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$136,219,070
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(5,440,000)
Less: RRP Stock Purchases (2)	(4,612,480)
Net Proceeds to be Reinvested	$126,166,590
Estimated after-tax net incremental rate of return	3.17%
Earnings Increase	$4,003,127
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(110,432)
Less: Stock Programs Vesting (3)	(561,800)
Less: Option Plan Vesting (4)	(346,870)
Net Earnings Increase	$2,984,025

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2006 (reported)	$5,148,000	$2,984,025	$8,132,025
12 Months ended September 30, 2006 (core)	$5,378,000	$2,984,025	$8,362,025

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
September 30, 2006	$117,026,000	$126,166,590	$0	$243,192,590
September 30, 2006 (Tangible)	$117,026,000	$126,166,590	$0	$243,192,590

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$837,465,000	$126,166,590	$0	$963,631,590

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes RRP purchases of 3.39% of the second step offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 39.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westfield Financial, Inc.
At the Midpoint of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$277,547,870
	Exchange Ratio	2.85337
	2nd Step Offering Proceeds	$160,000,000
	Less: Estimated Offering Expenses	2,725,330
	Plus: MHC Assets	2,714,000
	2nd Step Net Conversion Proceeds (Including Foundation)	$159,988,670

2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$159,988,670
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(6,400,000)
	Less: RRP Stock Purchases (2)	(5,426,447)
	Net Proceeds to be Reinvested	$148,162,223
	Estimated after-tax net incremental rate of return	3.17%
	Earnings Increase	$4,701,024
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(129,920)
	Less: Stock Programs Vesting (3)	(660,941)
	Less: Option Plan Vesting (4)	(408,082)
	Net Earnings Increase	$3,502,081

3.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended September 30, 2006 (reported	$5,148,000	$3,502,081	$8,650,081
	12 Months ended September 30, 2006 (core)	$5,378,000	$3,502,081	$8,880,081

4.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	September 30, 2006	$117,026,000	$148,162,223	$0	$265,188,223
	September 30, 2006 (Tangible)	$117,026,000	$148,162,223	$0	$265,188,223

5.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
	September 30, 2006	$837,465,000	$148,162,223	$0	$985,627,223

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes RRP purchases of 3.39% of the second step offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 39.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westfield Financial, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$319,180,050
Exchange Ratio	3.28138
2nd Step Offering Proceeds	$184,000,000
Less: Estimated Offering Expenses	2,955,730
Plus: MHC Assets	2,714,000
2nd Step Net Conversion Proceeds (Including Foundation)	$183,758,270

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$183,758,270
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(7,360,000)
Less: RRP Stock Purchases (2)	(6,240,414)
Net Proceeds to be Reinvested	$170,157,856
Estimated after-tax net incremental rate of return	3.17%
Earnings Increase	$5,398,922
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(149,408)
Less: Stock Programs Vesting (3)	(760,082)
Less: Option Plan Vesting (4)	(469,295)
Net Earnings Increase	$4,020,136

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2006 (reporte	$5,148,000	$4,020,136	$9,168,136
12 Months ended September 30, 2006 (core)	$5,378,000	$4,020,136	$9,398,136

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$117,026,000	$170,157,856	$0	$287,183,856
September 30, 2006 (Tangible)	$117,026,000	$170,157,856	$0	$287,183,856

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$837,465,000	$170,157,856	$0	$1,007,622,856

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes RRP purchases of 3.39% of the second step offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 39.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 3
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Westfield Financial, Inc.
At the Supermaximum Value

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$367,057,050
	Exchange Ratio	3.77358
	2nd Step Offering Proceeds	$211,600,000
	Less: Estimated Offering Expenses	3,220,690
	Plus: MHC Assets	2,714,000
	2nd Step Net Conversion Proceeds (Including Foundation)	$211,093,310
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$211,093,310
	Less: Cash Contribution to Foundation	(0)
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(8,464,000)
	Less: RRP Stock Purchases (2)	(7,176,476)
	Net Proceeds to be Reinvested	$195,452,834
	Estimated after-tax net incremental rate of return	3.17%
	Earnings Increase	$6,201,503
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(171,819)
	Less: Stock Programs Vesting (3)	(874,095)
	Less: Option Plan Vesting (4)	(539,689)
	Net Earnings Increase	$4,615,900

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2006 (reported)	$5,148,000	$4,615,900	$9,763,900
12 Months ended September 30, 2006 (core)	$5,378,000	$4,615,900	$9,993,900

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$117,026,000	$195,452,834	$0	$312,478,834
September 30, 2006 (Tangible)	$117,026,000	$195,452,834	$0	$312,478,834

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
September 30, 2006	$837,465,000	$195,452,834	$0	$1,032,917,834

(1) Includes ESOP purchases of 8% of the second step offering.
(2) Includes RRP purchases of 3.39% of the second step offering.
(3) ESOP amortized over 30 years, RRP amortized over 5 years, tax effected at: 39.10%
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (25)
- William E. Pommerening, Managing Director (21)
- Gregory E. Dunn, Senior Vice President (23)
- James P. Hennessey, Senior Vice President (20)
- James J. Oren, Senior Vice President (18)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com